ANNUAL MEETING

      The 10th Annual Meeting of Shareholders will be held 10 A.M. Wednesday, June 16, 1999, at the Springfield Area Chamber of Commerce building, Springfield, Missouri.

CORPORATE PROFILE

      Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank (the "Bank"), which converted from a mutual to a stock company in December 1989. In June 1998, the Bank converted from a federal savings bank charter to a Missouri chartered trust company. Great Southern was founded in 1923 with a $5,000 investment, 4 employees and 936 members, and has grown to over $836 million in assets, with more than 500 employees and 70,000 + customers. The Bank is headquartered in Springfield, Missouri and operates 27 branches in 15 counties throughout the Ozarks; nine in Springfield. A community-oriented company, GSBC and its subsidiaries offer a full range of banking, lending, investment, insurance and travel services.

CORPORATE MISSION

      A publicly held financial services organization, the Company is dedicated to increasing stockholders' equity through profitable operations and sound management. In order of priority, emphasis is on customer service, cost control and product offerings. Therefore, the Bank's broad mission is to provide the finest in banking services to our customers. These services include commercial and individual financial products, emphasizing convenience, personal attention and competitive terms. The other wholly owned subsidiary corporations of Great Southern Bancorp, Inc. and the Bank market related services, including investment counseling, discount brokerage, insurance, travel and appraisal services.

STOCK INFORMATION

      Market Information. The Company's Common Stock is listed on The NASDAQ Stock Market under the symbol "GSBC". As of December 31, 1998, there were 7,802,679 total shares outstanding and approximately 900 shareholders of record.

High/Low Stock Price
                                   Six Months Ended       Fiscal Year Ended
                                   December 31, 1998         June 30, 1998
----------------------------------------------------------------------------
                                   High          Low       High          Low
----------------------------------------------------------------------------
      First Quarter                25 1/4       21 1/2     19 9/16      16
      Second Quarter               26           21 3/4     25 7/8       19 1/8
      Third Quarter                 n/a          n/a       26 1/4       24
      Fourth Quarter                n/a          n/a       26 3/8       25

      The last inter-dealer bid for the Company's Common Stock on December 31, 1998 was $24 1/8.

      In 1998, the Company changed its fiscal year ended June 30 to a fiscal year ended December 31. The six-month period ended December 31, 1998, transitions between the Company's old and new fiscal year ends.

      GENERAL INFORMATION

CORPORATE HEADQUARTERS

      1451 E. Battlefield
      Springfield, MO 65804
      1 (800) 749-7113

MAILING ADDRESS

      P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT

      For details on the automatic reinvestment of dividends in common stock of the corporation call:
      1 (800) 725-6651 or write:
      Great Southern Bancorp, Inc.
      Shareholder Relations
      P.O. Box 9009
      Springfield, MO 65808

FORM 10-K

      The Form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by request to:
      Richard Wilson
      Senior Vice President, CFO
      Great Southern Bank
      P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS

      Teresa Chasteen
      Vice President, Director of Marketing
      Great Southern Bank
      P.O. Box 9009, Springfield, MO 65808

AUDITORS

      Baird, Kurtz & Dobson
      Hammons Tower
      P.O. Box 1190
      Springfield, MO 65801

LEGAL COUNSEL

      Silver Freedman & Taff LLP
      1100 New York Avenue, N.W.
      Seventh Floor, East Tower
      Washington, DC 20005-3934

TRANSFER AGENT AND REGISTRAR

      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, New Jersey 07016

      CONTENTS

  Selected 5-Year Financial Data                                        2
  Management's Discussion and Analysis                                  3
  Accountant's Report                                                  15
  Consolidated Statements of Financial Condition                       16
  Consolidated Statements of Income                                    18
  Consolidated Statements of Changes in Stockholders' Equity           19
  Consolidated Statements of Cash Flows                                21
  Notes to Consolidated Financial Statements                           24
  Directors and Officers                                               60

           Selected 5-year Financial Data

                                                          June 30,
                          December 31,  --------------------------------------------
                              1998        1998        1997        1996        1995
------------------------------------------------------------------------------------
AT YEAR END: (in thousands)
 Total Assets               $836,498    $795,091    $707,841    $668,105    $622,380
 Loans Receivable, Net       698,319     655,226     583,709     546,759     519,255
 Deposits                    597,625     549,773     456,370     395,238     382,643
 Total Borrowings            159,250     169,509     180,566     197,057     168,067
 Stockholders' Equity         68,382      67,409      60,348      67,808      62,982
 Non-performing Assets        10,228      11,958      13,850      16,854      12,772

                                Six Months Ended
                                December 31,(1)                     Fiscal Year Ended June 30,
                            --------------------------------------------------------------------------
                             1998         1997           1998         1997           1996         1995
                            --------------------------------------------------------------------------
                                       (Unaudited)
FOR THE YEAR: (in thousands)
   Net Interest Income After Provision
     for Loan Losses                     $14,664     $13,588     $28,087     $25,012     $24,355     $22,380
   Net Income                              7,358       7,480      14,444       9,340      11,294       9,488
   Return on Average Assets                 1.83%       2.08%       1.93%       1.39%       1.75%       1.62%
   Return on Average Stockholders' Equity  21.97       24.04       22.49       15.02       17.28       15.57
   Interest Rate Spread                     4.02        3.78        3.79        3.79        3.82        3.86
   Non-interest Expense to Average Assets   2.81        2.75        2.74        3.04        2.53        2.62

PER COMMON SHARE

 Basic Earnings Per Common Share         $  .93      $  .93      $ 1.79      $ 1.11      $ 1.27      $ 1.04
 Diluted Earnings Per Common Share          .91         .91        1.76        1.10        1.23        1.00
 Cash Dividends Declared                    .235        .21         .43         .3875       .35         .30
 Book Value (year end)                     8.76        8.13        8.47        7.45        7.70        7.00
 Market Price (year end)                  24.125      25.375      16.125      13.75        9.625       7.459

   (1) In 1998, the Company changed its fiscal year ended June 30 to a fiscal year ended December 31. The six-month period ended December 31, 1998, transitions between the Company's old and new fiscal year ends. The six-month period ended December 31, 1997 is presented for comparative purposes only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION.

      Forward-Looking Statements

      When used in this Annual Report to Stockholders and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result" "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake-and specifically declines any obligation- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

      The profitability of the Company, and more specifically, the profitability of its primary subsidiary Great Southern Bank (the "Bank"), depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charge fees and commissions earned by non-bank subsidiaries. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, equipment and technology-related expenses and other general operating expenses. The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Effect of Federal Laws and Regulations

      Federal legislation and regulation significantly affect the banking operations of the Company and have increased competition among savings institutions, commercial banks, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank. On June 30, 1998, the Bank became a state chartered trust company and the Company became a bank holding company. This change brought with it an additional set of regulations and new regulators for the Bank and Company. The new regulators may have different areas of emphasis when evaluating the operations of the Company or the Bank than the prior regulators. While this change may cause the Company or the Bank to make changes in the way they conduct business, these changes are not expected to be material to the overall operations or profitability of the Company.

Recent Changes in Accounting Principles

      The FASB recently adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting operating segments and requires certain other disclosures about products and services, geographic areas and major customers. The disclosure requirements are effective for fiscal years beginning after December 15, 1997. The Company implemented SFAS No. 131 during the six months ended December 31, 1998 with no material impact on the Company's financial statements.

Potential Impact of Accounting Principles to Be Implemented in the
Future

      The FASB recently adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and may be implemented as of the beginning of any fiscal quarter after issuance. SFAS No. 133 may not be applied retroactively. Management believes adopting SFAS No. 133 will not have a material impact on the Company's financial statements


Year 2000 Issues

      The Year 2000 issue confronting the Company and its suppliers, customers and competitors, centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers may recognize "00" as the year 1900 rather than the year 2000.

      Financial institution regulators have recently increased their focus upon year 2000 compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The FDIC and the other federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 issue could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

     The Bank has experienced rapid growth in both the deposit and loan areas in recent years. Management of the Bank evaluated the need to upgrade the mission critical systems and determined conversion to a new hardware and software system was the best solution to meet the growth needs of the Bank as well as to resolve the year 2000 issues. During the six months ended December 31, 1998, the Bank completed the conversion to the Jack Henry Silverlake system for its core processing system and internal financial reporting system. The new system has been certified year 2000 compliant, was tested by the Bank for year 2000 compliance in early 1999 and is believed to be year 2000 compliant. As an integral part of upgrading the core system, the Company has also been in a program of replacing its personal computers and wide area networks with systems believed to be year 2000 compliant systems. This program was also completed during the six months ended December 31, 1998.

     A complete inventory of non-mission critical hardware and software was completed in December 1997. Non-compliant software systems are scheduled for replacement or will be discontinued. Security systems, elevators, heating and air conditioning and like items have been tested and are expected to function as usual through the date of change. Third party vendors deemed appropriate will continue to be used and have indicated their products as compliant. Testing of these and certain other systems is scheduled for completion no later than June 30, 1999.

     A budget of $2.4 million was established to complete the necessary steps previously noted. Approximately $1.8 million has been spent to date, with approximately $250,000 of these costs being expensed in the six months ended December 31, 1998 and the remaining amount being capitalized and amortized over a 3 to 5 year period. Management feels these expenses will not have a material impact on the financial condition of the Company.

     An outside consultant has been utilized throughout the process to provide an independent review of all areas. The Company's estimate of year 2000 project costs and completion dates are based on management's best estimates that have been derived utilizing numerous assumptions about future events. These estimates and actual results may differ materially.

     The insurance, investment and travel subsidiaries operate on separate computer systems from the Bank and each other. The Year 2000 Committee of the Bank has been assisting these companies in performing a Risk Assessment of their systems and taking the steps believed necessary to achieve compliance with all year 2000 issues before December 31, 1999.

     While the Company believes that its systems and technology will be compliant on January 2000 and thereafter, it faces an unquantifiable risk that third parties such as customers will encounter year 2000 problems that cause them to reduce their use of bank services, default on loans, or reduce levels of future borrowings. There is also a risk that other financial organizations that the Company maintains relations with could experience Year 2000 issues that would adversely affect the Company. Finally, if other service providers, such as public utilities or telephone companies, are not Year 2000 compliant, the Company could experience service interruptions that would make the conduct of business difficult.

     The Company has developed a contingency plan to address some of these uncertainties. It may employ back-up generators as needed to provide electric power beginning January 1, 2000. It plans to have in place a cellular based modern communications system at key branches to maintain communication with its data service providers in the event that landline communications are disrupted. Immediately before the change of the century, electronic trial balances with extended information are to be downloaded for import into local database systems. A complete backup of all files will be performed before the century change, and critical information is expected to be printed in hard copy. The Company anticipates taking other steps to assure both liquidity and security. The Company believes its has completed the majority of the actions necessary to achieve Year 2000 compliance for its core systems and the majority of the work necessary to achieve overall compliance. The Company expects that it will be Year 2000 compliant before the century date change. There remains, however, the possibility that problems encountered by third parties, including customers, financial organizations and other service providers, could adversely affect the Company.

Asset and Liability Management and Market Risk

      A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms and the purchase of other shorter term interest-earning assets.

      Our Risk When Interest Rates Change

      The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Great Southern's most significant market risk.

      How We Measure Our Risk of Interest Rate Changes

      In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

     The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 1998, the ratio of Great Southern's one-year gap to total assets was a positive 12.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 1.25.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the President and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The President or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at their monthly meetings.

      In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

     At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability committee may determine to increase Great Southern's interest rate risk position somewhat in order to maintain its net interest margin.

     The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Great Southern.

     Interest rate risk exposure estimates are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Company's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and would therefore cause a change (which potentially could be material) in the Company's interest rate risk.

     The following schedule illustrates the expected maturities of the Bank's financial instruments at December 31, 1998. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The table is based on information prepared in accordance with generally accepted accounting principles.

                                         December 31,                                                       1999
---------------------------------------------------------------------------                                 Fair
                     1999        2000        2001        2002       2003      Thereafter      Total         Value
-----------------------------------------------------------------------------------------------------------------
                                               (Dollars in thousands)
Financial Assets:
  Interest bearing deposits      $  9,431    $         $         $         $         $         $ 9,431   $  9,431
     Weighted average rate           4.36%                                                        4.36%

  Available-for-sale securities                                                         6,476    6,476      6,476
     Weighted average rate                                                               2.83%    2.83%

  Held to maturity securities      18,150      39,337     1,550                                 59,038     59,214
     Weighted average rate           6.19%       5.79%     4.97%                                  5.89%

  Adjustable rate loans           128,627      69,844    37,741    43,194    47,941   256,032  583,379    599,065
     Weighted average rate           8.48%       8.47%     8.40%     8.43%     8.52%     8.06%    8.30%

  Fixed rate loans                 33,972      25,640    36,616    16,011    23,676    26,555  162,470    161,770
     Weighted average rate           9.25%       9.62%     9.31%     9.09%     8.71%     8.09%    8.85%

  Federal Home Loan Bank stock                                                          9,454    9,454      9,454
     Weighted average rate                                                               6.25%    6.25%

Financial Liabilities:
  Savings deposits                 32,190                                                       32,190     32,190
     Weighted average rate           2.50%                                                        2.50%

  Time deposits                   238,405      46,298    19,662    21,891    23,688    15,859  365,804    369,185
     Weighted average rate           5.26%       5.49%     5.58%     5.75%     5.54%     5.78%    5.35%

  Interest bearing liabilities    156,420                                                      156,420    156,420
     Weighted average rate           2.39%                                                        2.39%

  Non-interest bearing demand      43,211                                                       43,211    43,211
     Weighted average rate           0.00%                                                        0.00%

  Federal Home Loan Bank and
     Short-term borrowings         39,619      30,528     1,002    11,085    21,177    55,839  159,250   158,414
        Weighted average rate        5.99%       5.82%     6.98%     5.65%     4.21%     5.70%    5.60%

Comparison of Financial Condition at December 31, 1998 and June 30,
1998

      During the six months ended December 31, 1998, the Company increased total assets by $41 million. Substantially all the change was due to an increase in net loans of $43 million. The main loan areas experiencing increase were commercial real estate, residential construction and consumer.

     Total liabilities increased $40 million from June 30, 1998 to December 31, 1998, primarily from an increase in deposits of $48 million, offset by a decrease in Federal Home Loan Bank (FHLBank) advances of $11 million. The deposit increase was primarily from brokered deposits which were obtained to fund the increased loan levels and also used to pay down FHLBank advances. Management feels FHLBank advances and brokered deposits are viable alternatives to retail deposits when factoring all the costs associated with the generation and maintenance of retail deposits. In addition, brokered deposits have become more attractive in recent years with the low level of FDIC deposit insurance. Also, brokered deposits do not require any collateral pledging while FHLBank advances require the pledging of collateral at levels greater than the funds being obtained.

      Stockholders' equity increased $1 million primarily as a result of net income of $7.4 million offset by dividend declarations and payments of $1.9 million, net treasury stock purchases of $3.9 million and a reduction of $600,000 in accumulated other comprehensive income. The Company repurchased a net of 169,428 shares of common stock during the six month period.

RESULTS OF OPERATIONS AND COMPARISON FOR THE SIX MONTHS ENDED
DECEMBER 31, 1998 AND 1997

      GENERAL

      The decrease in earnings of $122,000, or 1.6%, during the six months ended December 31, 1998 compared to December 31, 1997, was primarily due to an increase in non-interest expense of $1.4 million, or 14.4%, an increase in provision for income taxes of $800,000, or 26.2%, and an increase in provision for loan losses of $439,000, or 51.5%, offset by an increase in net interest income of $1.5 million, or 10.5%, and an increase in non-interest income of $1.0 million, or 15.0% during the six months ended December 31, 1998.

      TOTAL INTEREST INCOME

      Total interest income increased $2.4 million, or 8.0%, during the six months ended December 31, 1998 primarily due to a $2.5 million, or 9.0%, increase in interest income on loans.

      INTEREST INCOME - LOANS

      During the six months ended December 31, 1998 compared to December 31, 1997, interest income on loans increased primarily from higher average balances. Interest income increased $2.1 million as the result of higher average loan balances from $602 million during the six months ended December 31, 1997 to $648 million during the six months ended December 31, 1998. The higher average balance resulted from the Bank's increased lending in commercial real estate, commercial business lending and indirect dealer consumer lending. The average yield on loans increased from 9.26% during the six months ended December 31, 1997, to 9.36% during the six months ended December 31, 1998 as a result of the change in the mix of loan types to higher rate loans.

      INTEREST INCOME - INVESTMENTS AND OTHER INTEREST-EARNING
DEPOSITS

      Interest income on investments and interest-earning deposits decreased $10,000, or .5%, during the six months ended December 31, 1998 when compared to the six months ended December 31, 1997. Interest income declined $68,000 as a result of lower average yields from 4.84% during the six months ended December 31, 1997, to 4.71% during the six months ended December 31, 1998 due to lower short term market rates. Interest income increased $58,000 as a result of higher average balances from $89.4 million during the six months ended December 31, 1997 to $91.5 million in the six months ended December 31, 1998.

      TOTAL INTEREST EXPENSE

      Total interest expense increased $929,000, or 6.0%, during the six months ended December 31, 1998 when compared with the six months ended December 31, 1997 primarily due to an increase in interest expense on deposits of $1.9 million, or 17.9%, offset by a decrease in interest expense on FHLBank advances and other borrowings of $932,000, or 17.9%.

      INTEREST EXPENSE - DEPOSITS

      Interest expense on time deposits increased $1.45 million as a result of higher average balances from $306 million during the six months ended December 31, 1997, to $358 million during the six months ended December 31, 1998. The average balances of time deposits increased primarily as a result of the Company's use of brokered and other time deposits to fund loan growth. In recent years, brokered deposit rates have become competitive with rates on FHLBank advances and larger retail deposits. This increase was partially offset by a decrease in interest expense on time deposits of $95,000 as a result of lower average rates from 5.61% during the six months ended December 31, 1997 to 5.55% during the six months ended December 31, 1998.

     Interest expense on deposits increased $438,000 as a result of higher average balances of interest bearing demand deposits from $119 million during the six months ended December 31, 1997, to $154 million during the six months ended December 31, 1998, and increased $183,000 as a result of higher average rates on interest bearing demand deposits from 2.33% during the six months ended December 31, 1997, to 2.61% during the six months ended December 31, 1998. The increase in balances was the result of the growth of checking customers and the increase in rate was the result of a change in the mix of account types.

     This increase was partially offset by a $99,000 decrease in interest expense on savings accounts from slightly lower average rates from 2.48% in the six months ended December 31, 1997 to 1.90% during the six months ended December 31, 1998.

      INTEREST EXPENSE - FHLBANK ADVANCES AND OTHER BORROWINGS

      Interest expense on FHLBank advances and other borrowings decreased $931,000 principally due to lower average balances from $176 million during the six months ended December 31, 1997 to $149 million during the six months ended December 31, 1998. These lower average balances resulted from the increase in deposits noted above that were partially used to repay maturing FHLBank advances. Average rates were lower during the six months ended December 31, 1998 at 5.76% compared to 5.92% during the six months ended December 31, 1997.

      NET INTEREST INCOME

      The Company's overall interest rate spread increased from 3.78% during the six months ended December 31, 1997, to 4.02% during the six months ended December 31, 1998.

      PROVISION FOR LOAN LOSSES

      The provision for loan losses increased $439,000, or 51.5%, during the six months ended December 31, 1998 from $852,000 during the six months ended December 31, 1997 to $1.3 million during the six months ended December 31, 1998.

     Management records a provision for loan losses in an amount sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions and regular reviews by internal staff and regulatory examinations.

     Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio. Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

      Non-performing assets increased $1 million, or 8.3%, from $12 million at June 30, 1998 to $13.0 million at December 31, 1998. Non-performing loans increased $2.9 million, or 41.8%, from $7.2 million at June 30, 1998 to $10.1 million at December 31, 1998, and foreclosed assets declined $2.0 million, or 41.7%, from $4.8 million at June 30, 1998 to $2.8 million at December 31, 1998. Potential problem loans increased $3.2 million, or 35.6%, from $9 million at June 30, 1998 to $12.2 million at December 31, 1998. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans.

      Management considers the allowance for loan losses and the allowance for foreclosed asset losses adequate to cover losses inherent in the Company's assets at this time, based on current economic conditions. If economic conditions deteriorate significantly, it is possible that additional assets would be classified as non-performing, and accordingly, additional provision for losses would be required, thereby adversely affecting future results of operations and financial condition.

      NON-INTEREST INCOME

      Non-interest income increased $1 million, or 15%, during the six months ended December 31, 1998 compared to the six months ended December 31, 1997. The increase was primarily due to: (i) an increase in service charge income of $637,000, or 36.3%, on transaction accounts and electronic transactions due to increased volumes from ATM debit card usage; (ii) an increase of $550,000, or 21.3%, in commission income from the travel, insurance and investment subsidiaries from growth in these areas; offset by, (iii) a decrease of $516,000, or 59.2% in net realized gains on sales of available-for-sale securities; (iv) various increases or decreases in other non-interest income items.

      NON-INTEREST EXPENSE

      Non-interest expense increased $1.4 million, or 14.4% during the six months ended December 31, 1998 when compared to the six months ended December 31, 1997. The increase was primarily due to: (i) an increase of $516,000 in salaries and employee related costs due to increased staffing levels in most areas of the Company due to growth and the year 2000 issue; (ii) an increase of $423,000 in occupancy and equipment expense primarily due to computer system upgrades and other technology related purchases partially due to the year 2000 issue;
(iii) an increase of $477,000 in transaction and bad check losses from a regulatory recommendation to charge-off these losses at 90 days; and
(ix) various increases or decreases in other non-interest expense items.

     In conjunction with the Company's recent growth and the year 2000 issue discussed previously in this document, the Company will be incurring additional operating costs associated with the evaluation, purchase, implementation and operation of new mainframe hardware and software as well as other replacement computer and equipment items. In addition, it is probable that the insurance, investment and travel subsidiaries will incur costs in the evaluation, purchase, implementation and operation of their systems to bring them into compliance to avoid potential year 2000 issues. While the exact impact of the cost to correct or convert the various systems of the Company is not known at this time, management does not feel it will be material to the overall operations or financial condition of the Company.

      PROVISION FOR INCOME TAXES

      Provision for income taxes as a percentage of pre-tax income increased from 29.0% in the six months ended December 31, 1997 to 34.4% in the six months ended December 31, 1998. The lower than normal percentage in the December 31, 1997 period was primarily due to a refund of prior period state financial institution taxes within that period.

RESULTS OF OPERATIONS AND COMPARISON FOR THE YEARS ENDED
JUNE 30, 1998 AND 1997

      The increase in earnings of $5.1 million, or 54.6%, for the year ended June 30, 1998 when compared to June 30, 1997, was primarily due to an increase in non-interest income of $3.3 million, or 31.7%, and an increase in net interest income of $3.2 million, or 12.1%, offset by an increase in non-interest expense of $100,000, or 0.5%, and an increase in provision for income taxes of $1.2 million, or 20.4%, during fiscal 1998.

      TOTAL INTEREST INCOME

      Total interest income increased $6.4 million, or 11.5%, during fiscal 1998 primarily due to a $6.2 million, or 12.0%, increase in interest income on loans.

      INTEREST INCOME - LOANS

      During fiscal 1998, interest income on loans increased primarily from higher average balances. Interest income increased $5.8 million as the result of higher average loan balances from $561 million during fiscal 1997 to $624 million during fiscal 1998. The higher average balance resulted from the Bank's increased lending in commercial real estate and commercial business lending and entry into the indirect dealer consumer lending offset by a decline in single-family residential lending. The average yield on loans increased from 9.15% during fiscal 1997, to 9.22% during fiscal 1998 as a result of the change in the mix of loan types.

      INTEREST INCOME - INVESTMENTS AND OTHER INTEREST-EARNING
DEPOSITS

      Interest income on investments and interest-earning deposits increased $220,000, or 5.3%, during fiscal 1998 when compared to fiscal 1997. Interest income increased $512,000 as a result of higher average balances from $80 million during fiscal 1997 to $92 million in fiscal 1998. This increase was primarily in interest-bearing deposits in FHLBank used to fund daily operations and lending. Interest income declined $292,000 as a result of lower average yields from 5.22% during fiscal 1997, to 4.76% during fiscal 1998 due to lower short term market rates.

      TOTAL INTEREST EXPENSE

      Total interest expense increased $3.2 million, or 11.0%, during fiscal 1998 when compared with fiscal 1997 primarily due to an increase in interest expense on deposits of $3.0 million, or 16.7%.

      INTEREST EXPENSE - DEPOSITS

      Interest expense on time deposits increased $2.8 million as a result of higher average balances from $262 million during fiscal 1997, to $312 million during fiscal 1998. The average balances of time deposits increased primarily as a result of the Company's use of brokered and other time deposits to fund loan growth. In recent years, brokered deposit rates have become competitive with rates on FHLBank advances and larger retail deposits.

     Interest expense on deposits increased $250,000 as a result of higher average balances of interest bearing demand deposits from $109 million during fiscal 1997, to $121 million during fiscal 1998. This increase in balances was the result of the rapid growth of personal checking customers during the fiscal year. The Bank experienced this growth in large part due to acquisitions of competitors by larger banking institutions. This increase was partially offset by a $147,000 decrease in interest expense from slightly lower average rates from 2.36% in fiscal 1997 to 2.20% in fiscal 1998, due to the change of the deposit mix.

      INTEREST EXPENSE - FHLBANK ADVANCES AND OTHER BORROWINGS

      Interest expense on FHLBank advances and other borrowings increased $359,000 due to higher average balances from $185 million during fiscal 1997 to $191 million during fiscal 1998. These higher average balances resulted from the use of FHLBank advances for funding a portion of the loan growth previously mentioned. Average rates were slightly lower during fiscal 1998 at 5.77% compared to 5.88% during fiscal 1997.

      NET INTEREST INCOME

      The Company's overall interest rate spread remained constant at 3.79% during fiscal 1997 and fiscal 1998.

      PROVISION FOR LOAN LOSSES

      The provision for loan losses increased $150,000, or 8.6%, during fiscal 1998 from $1.7 million during fiscal 1997 to $1.9 million during fiscal 1998.

     Management records a provision for loan losses in an amount sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions and regular reviews by internal staff and regulatory examinations.

     Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio.

     Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

      Non-performing assets decreased $1.9 million, or 13.7%, during fiscal 1998 from $13.9 million at June 30, 1997 to $12.0 million at June 30, 1998. Non-performing loans decreased $670,000, or 8.5%, from $7.9 million at June 30, 1997 to $7.2 million at June 30, 1998, and foreclosed assets declined $1.2 million, or 20.4%, from $6 million at June 30, 1997 to $4.8 million at June 30, 1998.

     Potential problem loans increased $1.8 million, or 25.4%, during fiscal 1998 from $7.1 million at June 30, 1997 to $8.9 million at June 30, 1998. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans.

     The allowance for loan losses at June 30, 1998 and June 30, 1997, respectively, totaled $16.4 million and $15.5 million, representing 2.5% and 2.7% of total loans, 227% and 197% of non-performing loans, and 101% and 103% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses was $0 at June 30, 1998 and $319,000 at June 30, 1997, representing 0% and 5.3%, respectively, of total foreclosed assets.

     Management considers the allowance for loan losses and the allowance for foreclosed asset losses adequate to cover losses inherent in the Company's assets at this time, based on current economic conditions. If economic conditions deteriorate significantly, it is possible that additional assets would be classified as non-performing, and accordingly, additional provision for losses would be required, thereby adversely affecting future results of operations and financial condition.

      NON-INTEREST INCOME

      Non-interest income increased $3.3 million, or 31.7%, during fiscal 1998 compared to fiscal 1997. The increase was primarily due to: (i) an increase of $1.2 million in profits on sale of available-for-sale securities; (ii) an increase in service charge income of $1.1 million, or 37.9%, on transaction accounts and electronic transactions due to increased volumes from an expanded ATM network and special promotions on debit card usage; (iii) an increase of $683,000, or 13.7%, in commission income from the travel, insurance and investment subsidiaries from growth in these areas; (iv) an increase of $600,000 in profits on sale of loans from increased levels of fixed rate loan refinancing due to historically low rates; and (v) various increases and decreases in other non-interest income items.

      NON-INTEREST EXPENSE

      Non-interest expense increased only slightly during fiscal 1998 when compared to fiscal 1997, however, there were some major increases and decreases within non-interest expense items between the two fiscal periods. The changes were: (i) a decrease in insurance of $2.8 million due to the payment in fiscal 1997 of the one-time SAIF assessment of thrifts in September 1996; and (ii) a decrease in goodwill amortization of $1 million due to the write-off in fiscal 1997 of goodwill remaining from a 1982 failed thrift purchase; offset by (iii) an increase of $470,000 in tax consulting fees paid to achieve a one-time $1.5 million reduction of state financial institution taxes; (iv) an increase of $1.6 million in salaries and employee related costs due to increased staffing levels in transaction processing areas and expanded consumer and commercial lending, both resulting from substantial asset and customer growth; (v) an increase of $633,000 in occupancy and equipment expense primarily due to expansion of the Company's ATM network and other technology related purchases; (vi) an increase of $300,000 in robbery and bad check losses; (vii) an increase of $160,000 in audit, accounting and supervisory exam fees from increased time in these areas and a previous under accrual;
(viii) an increase of $110,000 in package transaction account benefit costs due to the increased number of personal checking customers; and
(ix) increases in the majority of other non-interest expense items resulting from asset and earnings growth.

      PROVISION FOR INCOME TAXES

      Provision for income taxes as a percentage of pre-tax income decreased from 38.1% in fiscal 1997 to 32.4% in fiscal 1998. The 38.1% in fiscal 1997 would have been 35.5% without the non-deductible goodwill write-off that occurred during the period. A large portion of the lower than normal percentage in the June 30, 1998 period was due to a refund of prior period state financial institution taxes of $1.1 million. The refund was the result of a review of the Bank's state financial institution tax returns by a consulting firm. The refund resulted from the Bank's charter change from a state charter to a federal savings bank charter in December 1994. An additional current year reduction of $500,000 resulted from the Bank's charter change at June 30, 1998 from a federal savings bank charter to a state trust company charter.

      AVERAGE BALANCES, INTEREST RATES AND YIELDS

      The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. The table does not reflect any effect of income taxes.

                                                                                Years Ended June 30,
                                         Six Months Ended       --------------------------------------------------
                             Dec. 31,    December 31, 1998                 1998                     1997
                               1998   ------------------------  ------------------------  ------------------------
                              Yield   Average           Yield   Average           Yield   Average            Yield
                              /Rate   Balance  Interest /Rate   Balance  Interest /Rate   Balance  Interest  /Rate
                             -------  -------- -------- ------  -------- -------- ------  -------- --------  -----
                                                                (Dollars in thousands)
Interest-earning assets:
  Loans receivable             8.38%  $647,797  $30,332  9.36%  $624,290  $57,537  9.22%  $561,146  $51,365  9.15%
  Investment securities
    and other interest-
    earning assets             4.70     91,514    2,153  4.71     92,251    4,395  4.76     79,942    4,175  5.22
                               ----    -------   ------  ----    -------   ------  ----    -------   ------  ----
  Total interest-earning
    assets                     7.99   $739,311   32,485  8.79   $716,541   61,932  8.64   $641,088   55,540  8.66
                               ----    =======   ------ -----    =======   ------  ----    =======   ------  ----

Interest-bearing liabilities:
  Demand deposits              2.39   $153,777    2,007  2.61   $121,477    2,674  2.20   $108,750    2,571  2.36
  Savings deposits             2.50     33,663      319  1.90     34,874      859  2.46     35,252      867  2.46
  Time deposits                5.35    357,793    9,929  5.55    312,077   17,418  5.58    262,214   14,513  5.53
                               ----    -------   ------  ----    -------   ------  ----    -------   ------  ----
  Total deposits               4.03    545,233   12,255  4.50    468,428   20,951  4.47    406,216   17,951  4.42
  FHLBank advances
    and other borrowings       5.60    148,520    4,275  5.76    191,260   11,041  5.77    184,917   10,871  5.88
                               ----    -------   ------  ----    -------   ------  ----    -------   ------  ----
  Total interest-bearing
    liabilities                4.37   $693,753   16,530  4.77   $659,688   31,992  4.85   $591,133   28,822  4.88
                               ----    =======   ------  ----    =======   ------  ----    =======   ------  ----

  Net interest income:
    interest rate spread       3.62%            $15,955  4.02%            $29,940  3.79%            $26,718  3.79%
                               ====              ======  ====              ======  ====              ======  ====

  Net interest margin*                                   4.32%                     4.18%                     4.17%
                                                         ====                      ====                      ====
  Average interest-earning
    assets to average
    interest-bearing liabilities                 106.57%                    108.6%                    108.5%
                                                 ======                     =====                     =====

      *Defined as the Company's net interest income divided by total interest-earning assets.

      Rate/Volume Analysis

      The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and to rate.

                                                   December 31, 1998 vs                  June 30, 1998 vs
                                                     December 31, 1997                     June 30, 1997
                                            --------------------------------   --------------------------------
                                                  Increase                            Increase
                                                 (Decrease)                          (Decrease)
                                                   Due to            Total             Due to           Total
                                                                   Increase                            Increase
                                              Rate      Volume    (Decrease)     Rate      Volume    (Decrease)
                                             ------    --------   ----------    ------    --------   ----------
                                                                   (Dollars in thousands)
  Interest-earning assets:
    Loans receivable                         $ 318      $2,136      $2,454       $ 355      $5,817      $6,172
    Investment securities and other
      interest-earning assets                  (68)         58         (10)       (292)        512         220
                                              ----       -----       -----        ----       -----       -----
   Total interest-earning assets               250       2,194       2,444          63       6,329       6,392
                                              ----       -----       -----        ----       -----       -----

  Interest-bearing liabilities:
    Demand deposits                            183         438         621        (147)        250         103
    Savings deposits                           (99)        (17)       (116)          1          (9)         (8)
    Time deposits                              (95)      1,450       1,355         123       2,782       2,905
                                              ----       -----       -----        ----       -----       -----
       Total deposits                          (11)      1,871       1,860         (23)      3,023       3,000
    FHLBank advances
      and other borrowings                    (143)       (788)       (931)       (189)        359         170
                                              ----       -----       -----        ----       -----       -----
   Total interest-bearing liabilities         (154)      1,083         929        (212)      3,382       3,170
                                              ----       -----       -----        ----       -----       -----
   Net interest income                       $ 404      $1,111      $1,515       $ 275      $2,947      $3,222
                                              ====       =====       =====        ====       =====       =====


LIQUIDITY AND CAPITAL RESOURCES

      Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Company. Liquid assets include cash interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 1998, the Company had commitments of approximately $96 million to fund loan originations, issued lines of credit, outstanding letters of credit and unadvanced loans.

     Management continuously reviews the capital position of the Company and the Bank to insure compliance with minimum regulatory requirements, as well as exploring ways to increase capital either by retained earnings or other means.

     The Company's capital position remained strong, with stockholders' equity at $68.4 million, or 8.2%, of total assets of $836 million at December 31, 1998, compared to equity at $67.4 million, or 8.5%, of total assets of $795 million at June 30, 1998.

     Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines required banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00% and a minimum Tier 2 total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage capital ratio. On December 31, 1998, the Bank's Tier 1 risk-based capital ratio was 9.7% and Tier 2 total risk-based capital ratio was 10.9% and Tier 1 leverage ratio was 8.1%.

     At December 31, 1998, the held-to-maturity investment portfolio included $187,000 of gross unrealized gains and $10,000 of gross unrealized losses. The unrealized gains and losses are not expected to have a material effect on future earnings beyond the usual amortization of acquisition premium or accretion of discount because no sale of the held-to-maturity investment portfolio is foreseen.

     The Company's primary sources of funds are savings deposits, FHLBank advances, other borrowings, loan repayments, proceeds from sales of loans and securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

     Statements of Cash Flows. During the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during each of these same time periods.

     Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to adjustments in deferred assets, credits and other liabilities, the provision for loan losses and losses on foreclosed assets, depreciation, sale of foreclosed assets and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. As a result, net income adjusted for non-cash and non-operating items was the primary source of cash flows from operating activities. Operating activities provided cash flows of $6.0 million, $10.3 million and $12.2 million in cash during the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997, respectively.

     During the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997, investing activities used cash of $51.3 million , $72.6 million and $36.6 million primarily due to the net increase of loans in each period except the December 31, 1998 period which was due to the net loans and purchases of investment securities.

     Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances and changes in short-term borrowings as well as purchases of treasury stock and dividend payments to stockholders. Financing activities provided $33.0 million, $75.7 million and $27.3 million in cash during the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997, respectively. Financing activities in the future are expected to primarily include changes in deposits and changes in FHLBank advances.

     Dividends. During the six months ended December 31, 1998, the Company declared and paid dividends of $.235 per share, or 25% of net income, compared to dividends declared and paid during the year ended June 30, 1998 of $.43 per share, or 24% of net income. The Board of Directors meets regularly to consider the level and the timing of dividend payments.

     Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the six months ended December 31, 1998, the Company repurchased 169,428 shares of its common stock at an average price of $23.29 per share and reissued 10,380 shares of treasury stock at an average price of $8.33 per share to cover stock option exercises. During the year ended June 30, 1998, the Company repurchased 156,888 shares of its common stock at an average price of $23.55 per share and reissued 13,494 shares of treasury stock at an average price of $6.57 per share to cover stock option exercises.

     Management intends to continue its stock buy-back programs as long as repurchasing the stock contributes to the overall increase of shareholder value. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

Independent Accountants' Report



Board of Directors
Great Southern Bancorp, Inc.
Springfield, Missouri


     We have audited the consolidated statements of financial condition of GREAT SOUTHERN BANCORP, INC. as of December 31, 1998 and June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the six-month period ended December 31, 1998, and each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GREAT SOUTHERN BANCORP, INC. as of December 31, 1998 and June 30, 1998 and 1997, and the results of its operations and its cash flows for the six-month period ended December 31, 1998, and each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                   /s/ Baird, Kurtz & Dobson


Springfield, Missouri
March 18, 1999

GREAT SOUTHERN BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND JUNE 30, 1998 AND 1997

                                                      ASSETS

                                                                                      June 30,
                                                             December 31,   -----------------------------
                                                                1998             1998             1997
                                                           ------------     ------------     ------------
Cash                                                       $ 24,115,015     $ 12,199,490     $  8,176,763
Interest-bearing deposits in other financial institutions     9,431,407       33,631,748       24,308,337
                                                            -----------      -----------      -----------
      Cash and cash equivalents                              33,546,422       45,831,238       32,485,100
Available-for-sale securities                                 6,475,897        6,362,700        7,408,020
Held-to-maturity securities                                  59,037,532       50,362,963       49,756,978
Loans receivable, net                                       698,318,863      655,226,070      583,709,446
Interest receivable:
  Loans                                                       4,854,247        5,159,425        4,225,771
  Investments                                                   651,993          738,382          767,541
Refundable income taxes                                              --          240,623               --
Prepaid expenses and other assets                             6,571,841        3,960,573        2,982,653
Foreclosed assets held for sale, net                          2,810,201        4,750,910        5,650,962
Premises and equipment, net                                  10,012,125        9,457,015        7,433,073
Investment in Federal Home Loan Bank stock                    9,454,100        9,454,100       10,792,600
Excess of cost over fair value of net assets
  acquired, at amortized cost                                   543,278          626,465               --
Deferred income taxes                                         4,221,203        2,920,665        2,629,140
                                                            -----------      -----------      -----------
      Total Assets                                         $836,497,702     $795,091,129     $707,841,284
                                                            ===========      ===========      ===========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES

  Deposits                                                 $597,624,994     $549,772,712     $456,370,108
  Federal Home Loan Bank advances                           158,452,407      169,508,852      151,822,319
  Short-term borrowings                                         798,247               --       28,744,191
  Accrued interest payable                                    5,356,558        3,646,952        2,924,419
  Advances from borrowers for taxes and insurance             1,582,298        2,176,662        2,488,397
  Accounts payable and accrued expenses                       2,442,368        2,577,058        1,873,824
  Income taxes payable                                        1,858,343               --        3,269,659
                                                            -----------      -----------      -----------
      Total Liabilities                                     768,115,215      727,682,236      647,492,917
                                                            -----------      -----------      -----------
STOCKHOLDERS' EQUITY
  Capital stock
    Serial preferred stock, $.01 par value; authorized
      1,000,000 shares                                               --               --               --
    Common stock, $.01 par value; authorized
      20,000,000 shares, issued 12,325,002 shares               123,250          123,250          123,250
  Additional paid-in capital                                 17,224,451       17,110,496       17,058,326
  Retained earnings                                          90,459,992       84,955,740       73,980,259
  Accumulated other comprehensive income:
    Unrealized appreciation on available-for-sale
      securities, net of income taxes of $214,410 at
      December 31, 1998; $669,921 and $870,860
      at June 30, 1998 and 1997, respectively                   335,359        1,047,824        1,362,116
                                                            -----------      -----------      -----------
                                                            108,143,052      103,237,310       92,523,951
  Less treasury common stock, at cost; December 31,
    1998 - 4,522,323 shares; June 30, 1998 and 1997 -
    4,363,275 and 4,219,881 shares                           39,760,565       35,828,417       32,175,584
                                                            -----------      -----------      -----------
      Total Stockholders' Equity                             68,382,487       67,408,893       60,348,367
                                                            -----------      -----------      -----------
      Total Liabilities and Stockholders' Equity           $836,497,702     $795,091,129     $707,841,284
                                                            ===========      ===========      ===========

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF INCOME
SIX MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED) AND
YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                              Six Months Ended
                                                 December 31,                        Year Ended June 30,
                                        --------------------------  ----------------------------------------
                                             1998          1997         1998          1997          1996
                                        ------------  ------------  ------------  ------------  ------------
                                                       (Unaudited)
INTEREST INCOME
  Loans                                 $ 30,332,255  $ 27,878,190  $ 57,536,900  $ 51,365,481  $ 49,884,135
  Investment securities and other          2,152,517     2,162,836     4,394,785     4,174,966     4,054,230
                                         -----------   -----------   -----------   -----------   -----------
                                          32,484,772    30,041,026    61,931,685    55,540,447    53,938,365
                                         -----------   -----------   -----------   -----------   -----------
INTEREST EXPENSE
  Deposits                                12,255,041    10,394,603    20,950,665    17,950,677    17,002,724
  Federal Home Loan Bank advances          4,236,600     4,675,844     9,904,520    10,229,111    10,585,178
  Short-term borrowings                       38,180       530,448     1,136,493       642,356       544,509
                                         -----------   -----------   -----------   -----------   -----------
                                          16,529,821    15,600,895    31,991,678    28,822,144    28,132,411
                                         -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME                       15,954,951    14,440,131    29,940,007    26,718,303    25,805,954
PROVISION FOR LOAN LOSSES                  1,290,712       852,382     1,852,597     1,706,142     1,450,754
                                         -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES               14,664,239    13,587,749    28,087,410    25,012,161    24,355,200
                                         -----------   -----------   -----------   -----------   -----------

NONINTEREST INCOME
  Commissions                              3,135,936     2,585,633     5,652,388     4,968,695     4,412,600
  Service charge fees                      2,389,892     1,753,255     3,840,564     2,784,719     2,381,455
  Net realized gains on sales of loans       385,563       461,228     1,125,153       521,165       539,979
  Net realized gains on sales of available-
    for-sale securities                      355,501       871,766     1,397,828       205,425       680,357
  Income on foreclosed assets                420,104       383,092       326,197       285,543       727,995
  Other income                             1,170,728       778,129     1,456,437     1,751,861     1,581,553
                                         -----------   -----------   -----------   -----------   -----------
                                           7,857,724     6,833,103    13,798,567    10,517,408    10,323,939
                                         -----------   -----------   -----------   -----------   -----------

NONINTEREST EXPENSE
  Salaries and employee benefits           5,743,429     5,227,302    10,828,683     9,233,943     8,381,708
  Net occupancy expense                    1,771,624     1,349,235     3,033,707     2,400,570     2,220,131
  Postage                                    447,493       392,434       857,127       625,745       634,465
  Insurance                                  291,897       351,626       637,339     3,428,428     1,267,765
  Amortization of excess of cost over fair
    value of net assets acquired              83,188            --        65,410     1,106,961       192,845
  Advertising                                275,799       294,672       586,367       675,456       533,336
  Office supplies and printing               395,995       322,987       665,878       562,668       435,427
  Other operating expenses                 2,296,644     1,944,848     3,843,717     2,404,733     2,608,707
                                         -----------   -----------   -----------   -----------   -----------
                                          11,306,069     9,883,104    20,518,228    20,438,504    16,274,384
                                         -----------   -----------   -----------   -----------   -----------

INCOME BEFORE INCOME TAXES                11,215,894    10,537,748    21,367,749    15,091,065    18,404,755
PROVISION FOR INCOME TAXES                 3,858,300     3,057,700     6,923,700     5,751,200     7,110,800
                                         -----------   -----------   -----------   -----------   -----------
NET INCOME                               $ 7,357,594   $ 7,480,048   $14,444,049   $ 9,339,865   $11,293,955
                                         ===========   ===========   ===========   ===========   ===========

EARNINGS PER COMMON SHARE
  BASIC                                  $       .93   $       .93   $      1.79   $      1.11   $      1.27
                                         ===========   ===========   ===========   ===========   ===========
  DILUTED                                $       .91   $       .91   $      1.76   $      1.10   $      1.23
                                         ===========   ===========   ===========   ===========   ===========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 1998
AND YEARS ENDED JUNE 30, 1998, 1997 AND 1996


                                                                                                 Additional
                                                             Comprehensive          Common        Paid-in
                                                                Income              Stock         Capital
                                                             -------------       ----------     -----------
BALANCE, JULY 1, 1995                                        $        --          $  61,625     $16,692,966
  Net income                                                  11,293,955                 --              --
  Stock issued under Stock Option Plan                                --                 --         141,541
  Dividends declared, $.35 per share                                  --                 --              --
  Change in unrealized appreciation
    on available-for-sale securities, net of
    income taxes of $169,696                                    (265,422)                --              --
  Treasury stock purchased                                            --                 --              --
                                                              ----------           --------       ---------
  Comprehensive Income                                       $11,028,533
                                                              ==========
BALANCE, JUNE 30, 1996                                       $        --             61,625      16,834,507
  Net income                                                   9,339,865                 --              --
  Stock issued under Stock Option Plan                                --                 --         285,444
  Dividends declared, $.3875 per share                                --                 --              --
  Two-for-one stock split                                             --             61,625         (61,625)
  Change in unrealized appreciation on
    available-for-sale securities, net
    of income taxes of $809,400                                1,265,987                 --              --
  Treasury stock purchased                                            --                 --              --
                                                              ----------           --------       ---------
  Comprehensive Income                                       $10,605,852
                                                              ==========
BALANCE, JUNE 30, 1997                                       $        --            123,250      17,058,326
  Net income                                                  14,444,049                 --              --
  Stock issued under Stock Option Plan                                --                 --          52,170
  Dividends declared, $.43 per share                                  --                 --              --
  Change in unrealized appreciation on available-
    for-sale securities, net of income taxes of $200,939        (314,292)                --              --
  Treasury stock purchased                                            --                 --              --
                                                              ----------           --------       ---------
  Comprehensive Income                                       $14,129,757
                                                              ==========
BALANCE, JUNE 30, 1998                                       $        --            123,250      17,110,496
  Net income                                                   7,357,594                 --              --
  Stock issued under Stock Option Plan                                --                 --         113,955
  Dividends declared, $.235 per share                                 --                 --              --
  Change in unrealized appreciation on available-
    for-sale securities, net of income taxes of $455,511        (712,465)                --              --
  Treasury stock purchased                                            --                 --              --
                                                              ----------           --------       ---------
  Comprehensive Income                                       $ 6,645,129
                                                              ==========
BALANCE, DECEMBER 31, 1998                                                         $123,250     $17,224,451
                                                                                    =======      ==========

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 1998
AND YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                                  Accumulated
                                                                     Other
                                                                  Comprehensive
                                                                     Income
                                                                 --------------
                                                                   Unrealized
                                                                  Appreciation
                                                                  on Available-
                                                      Retained      for-Sale        Treasury
                                                      Earnings   Securities, Net      Stock         Total
                                                   ------------- --------------- -------------  -----------
BALANCE, JULY 1, 1995                              $59,755,968     $   361,551   $(13,889,923)  $62,982,187

  Net income                                        11,293,955              --             --    11,293,955
  Stock issued under Stock Option Plan                      --              --        137,731       279,272
  Dividends declared, $.35 per share                (3,132,035)             --             --    (3,132,035)
  Change in unrealized appreciation
    on available-for-sale securities, net of
    income taxes of $169,696                                --        (265,422)            --      (265,422)
  Treasury stock purchased                                  --              --     (3,350,388)   (3,350,388)
                                                    ----------        --------    -----------    ----------


BALANCE, JUNE 30, 1996                              67,917,888          96,129    (17,102,580)   67,807,569

  Net income                                         9,339,865              --             --     9,339,865
  Stock issued under Stock Option Plan                      --              --        511,669       797,113
  Dividends declared, $.3875 per share              (3,277,494)             --             --    (3,277,494)
  Two-for-one stock split                                   --              --             --            --
  Change in unrealized appreciation on
    available-for-sale securities, net
    of income taxes of $809,400                             --       1,265,987             --     1,265,987
  Treasury stock purchased                                  --              --    (15,584,673)  (15,584,673)
                                                    ----------        --------    -----------    ----------


BALANCE, JUNE 30, 1997                              73,980,259       1,362,116    (32,175,584)   60,348,367

  Net income                                        14,444,049              --             --    14,444,049
  Stock issued under Stock Option Plan                      --              --         41,948        94,118
  Dividends declared, $.43 per share                (3,468,568)             --             --    (3,468,568)
  Change in unrealized appreciation on
  available-for-sale securities, net
    of income taxes of $200,939                             --        (314,292)            --      (314,292)
  Treasury stock purchased                                  --              --     (3,694,781)   (3,694,781)
                                                    ----------        --------    -----------    ----------


BALANCE, JUNE 30, 1998                              84,955,740       1,047,824    (35,828,417)   67,408,893
  Net income                                         7,357,594              --             --     7,357,594
  Stock issued under Stock Option Plan                      --              --         13,480       127,435
  Dividends declared, $.235 per share               (1,853,342)             --             --    (1,853,342)
  Change in unrealized appreciation on
    available-for-sale securities, net
    of income taxes of $455,511                             --        (712,465)            --      (712,465)
  Treasury stock purchased                                  --              --     (3,945,628)   (3,945,628)
                                                    ----------        --------    -----------    ----------


BALANCE, DECEMBER 31, 1998                         $90,459,992       $ 335,359   $(39,760,565)  $68,382,487
                                                    ==========        ========    ============   ==========

See Notes to Consolidated Financial Statements





CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 1998
AND YEARS ENDED JUNE 30, 1998, 1997 AND 1996





                                                                                 Year Ended June 30,
                                                    Six Months Ended   -------------------------------------
                                                    December 31, 1998      1998         1997        1996
                                                   ------------------  ----------- ------------- -----------
RECLASSIFICATION DISCLOSURE:
  Unrealized appreciation (depreciation) on
    available-for-sale securities net of income
  taxes of $(317,783) for December 31, 1998;
  $344,214 for June 30, 1998; $899,438 for
  June 30, 1997; and $95,643 for June 30, 1996        $(497,044)        $ 538,383   $ 1,391,174   $ 149,596
  Less:  Reclassification adjustment for
    appreciation included in net income, net of
    income taxes of $(137,728) for December 31,
    1998; $(545,153) for June 30, 1998; $80,038
    for June 30, 1997; and $(265,339) for
    June 30, 1996                                      (215,421)         (852,675)     (125,187)   (415,018)
                                                        -------           -------     ---------     -------
  Change in unrealized appreciation (depreciation)
    on available-for-sale securities, net of income
    taxes                                             $(712,465)        $(314,292)  $ 1,265,987   $(265,422)
                                                        =======           =======     =========     =======

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)
AND YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                            Six Months Ended
                                               December 31,                  Year Ended June 30,
                                      ---------------------------  -----------------------------------------
                                           1998           1997          1998          1997          1996
                                      -------------  ------------  ------------  -------------  ------------
                                                      (Unaudited)

CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income                           $  7,357,594  $ 7,480,048   $ 14,444,049   $ 9,339,865   $11,293,955
  Items not requiring (providing) cash:
   Depreciation                             880,746      550,001      1,333,423     1,003,243       980,290
   Amortization                              83,187           --         55,410     1,101,961       192,845
   Provision for loan losses              1,290,712      852,382      1,852,597     1,706,142     1,450,754
   Provision for losses on foreclosed
    assets                                       --           --        100,000       100,000       275,000
   Gain on sale of loans                   (385,563)    (456,800)    (1,125,153)     (521,165)     (539,979)
   Proceeds from sales of loans held
    for sale                             26,486,196    32,664,500    73,678,174    27,121,165    37,139,979
   Originations of loans held for sale  (30,668,718)  (32,207,700)  (72,553,021)  (26,600,000)  (36,600,000)
   Federal Home Loan Bank stock
    dividends received                           --            --            --            --      (176,400)
   Net realized gains on available-
    for-sale securities                    (355,501)     (872,920)   (1,397,828)     (205,425)     (680,357)
   (Gain) loss on sale of premises
    and equipment                              (600)      (80,272)      (65,417)       (9,585)        2,171
   Gain on sale of foreclosed assets       (894,459)     (529,338)     (576,783)     (559,902)   (1,316,887)
   Amortization of deferred income,
    premiums and discounts                 (855,072)     (348,297)     (704,900)     (894,292)     (680,395)
   Deferred income taxes                 (1,246,911)       50,000       (90,586)     (350,000)      604,000
 Changes in:
  Accrued interest receivable               391,567        73,690      (904,495)      363,110      (470,643)
  Prepaid expenses and other assets       1,569,791      (289,834)     (977,920)   (1,208,214)      924,293
  Accounts payable and accrued
   Expenses                                (134,690)      983,683       703,234      (557,683)       80,325
  Income taxes refundable/payable         2,500,850    (3,414,636)   (3,510,282)    2,382,241      (336,363)
                                         ----------    ----------    ----------    ----------    ----------
    Net cash provided by
     operating activities                 6,019,129     4,454,507    10,260,502    12,211,461    12,142,588
                                         ----------    ----------    ----------    ----------    ----------

CASH FLOWS FROM
 INVESTING ACTIVITIES
  Net increase in loans                 (41,855,375)  (37,688,999)  (72,070,913)  (33,724,744)  (30,701,061)
  Purchase of additional business units          --      (546,875)     (681,875)           --            --
  Purchase of premises and equipment     (1,436,201)   (1,627,421)   (3,505,798)   (1,771,232)     (955,690)
  Proceeds from sale of premises
   and equipment                                945       201,008       213,850        31,455         2,875
  Proceeds from sale of foreclosed
   assets                                 1,685,600       702,636     1,099,476     1,017,514     2,044,721
  Capitalized costs on foreclosed assets   (140,750)      (34,977)     (302,040)     (198,090)     (206,107)
  Proceeds from maturing held-to-
   maturity securities                   21,375,000     4,250,000    19,500,000    39,398,775     9,526,632
  Purchase of held-to-maturity
   Securities                           (30,046,746)   (2,767,108)  (20,119,994)  (40,159,443)  (11,971,929)
  Proceeds from sale of available-
   for-sale securities                    1,365,670     2,380,482     3,359,677     1,377,623     2,942,647
  Purchase of available-for-sale
   securities                            (2,289,879)           --    (1,431,760)   (1,849,015)   (4,262,442)
  (Purchase) redemption of Federal
   Home Loan Bank stock                          --            --     1,338,500      (769,800)   (1,360,400)
                                         ----------    ----------    ----------    ----------    ----------
    Net cash used in investing
      activities                        (51,341,736)  (35,131,254)  (72,600,877)  (36,646,957)  (34,940,754)
                                         ----------    ----------    ----------    ----------    ----------

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)
AND YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                            Six Months Ended
                                               December 31,                  Year Ended June 30,
                                      ---------------------------  -----------------------------------------
                                           1998           1997          1998          1997          1996
                                      -------------  ------------  ------------  -------------  ------------
                                                      (Unaudited)


CASH FLOWS FROM FINANCING
  ACTIVITIES
    Net increase (decrease) in certificates
      of deposit                       $ 32,006,537  $ (6,018,484) $ 39,497,048   $ 55,356,409  $ 4,484,912
    Net increase in checking and
      savings accounts                   17,602,644    11,212,606    54,632,670      6,824,821    8,242,392
    Proceeds from Federal Home Loan
      Bank advances                     217,565,407   445,426,866   895,823,200    539,345,121  425,700,856
    Repayments of Federal Home Loan
      Bank advances                    (228,669,145) (410,944,660) (878,141,248)  (568,261,064)(399,226,851)
    Net increase (decrease) in short-term
      borrowings                            798,247     1,686,743   (28,744,191)    12,276,366    2,520,881
    Advances to borrowers for taxes
      and insurance                        (594,364)   (1,560,771)     (311,735)      (171,030)    (565,797)
    Purchase of treasury stock           (3,945,628)     (755,058)   (3,694,781)   (15,584,673)  (3,350,388)
    Dividends paid                       (1,853,342)   (1,699,187)   (3,468,568)    (3,277,494)  (3,132,035)
    Stock options exercised                 127,435         2,476        94,118        797,113      279,272
                                         ----------    ----------    ----------    ----------    ----------
        Net cash provided by financing
          activities                     33,037,791    37,350,531    75,686,513     27,305,569   34,953,242
                                         ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                  (12,284,816)    6,673,784    13,346,138      2,870,073   12,155,076

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                      45,831,238    32,485,100    32,485,100     29,615,027   17,459,951
                                         ----------    ----------    ----------    ----------    ----------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                          $ 33,546,422  $ 39,158,884  $ 45,831,238   $ 32,485,100 $ 29,615,027
                             ========  ========  ========   ======== ========

See Notes to Consolidated Financial Statements



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND JUNE 30, 1998, 1997 AND 1996

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services; as well as travel, insurance, investment services, loan closings and appraisals through the Company's and the Bank's other wholly owned subsidiaries; to customers primarily in southwest and central Missouri. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

     In June 1998, the Bank converted to a state-chartered trust company and the Company became a one-bank holding company. Until that time the Bank was a stock savings bank and the Company was a savings bank holding company.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

     Management believes that the allowances for losses on loans and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and valuation of foreclosed assets held for sale. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

Fiscal Year Change

     In 1998, the Company changed its fiscal year ended June 30 to a fiscal year ended December 31. The six-month period ended December 31, 1998, transitions between the Company's old and new fiscal year ends.

Principles of Consolidation

     The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, Great Southern Bank, and the Bank's wholly owned subsidiaries, Great Southern Capital Management, GSB One LLC and its wholly owned subsidiary, GSB Two LLC and Great Southern Financial Corporation, and its wholly owned subsidiary, Appraisal Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

     Certain prior periods amounts have been reclassified to conform to the December 31, 1998, financial statements presentation. These reclassifications had no effect on net income.

Cash and Investment Securities

     The Bank is a member of the Federal Home Loan Bank system. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of its outstanding home loans, 0.3% of its total assets, or one-twentieth of its outstanding advances from the FHLB.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Debt and Equity Securities

     Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

     Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

     Interest and dividends on investments in debt and equity securities are included in income when earned.

Excess of Cost Over Fair Value of Net Assets Acquired

     Unamortized costs in excess of the fair value of underlying net assets acquired were $543,278, $626,465 and $0 at December 31, 1998 and June 30, 1998
and 1997, respectively. These costs are amortized on a straight-line basis for a period of five years. As a result of a revision of the estimated future benefit, all unamortized costs in excess of the fair value of underlying net tangible assets at June 30, 1996, were fully expensed during 1997.

Mortgage Loans Held for Sale

     Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Amounts paid to investors to obtain forward commitments are deferred until such time as the related loans are sold. The fair values of the forward commitments are not recognized in the financial statements. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and commitment fees paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used. There were no material loans held for sale at December 31, 1998 and June 30, 1998 and 1997.

Loans

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

     The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.

     A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued and interest accrued and unpaid is removed at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

Foreclosed Assets Held for Sale

     Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to noninterest expense.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Fee Income

     Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Earnings Per Share

     Basic earnings per share is computed based on the weighted-average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted-average common shares and all potential dilutive common shares outstanding during the period. All computations have been adjusted for the stock split of October 21, 1996 (see Note 15).

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


     The computation of earnings per share is as follows:

                                            Six Months Ended
                                              December 31,                    Year Ended June 30,
                                      --------------------------  ------------------------------------------
                                           1998          1997           1998          1997          1996
                                      ------------  ------------  -------------  ------------  -------------
                                                     (Unaudited)
Net income                             $ 7,357,594   $ 7,480,048   $ 14,444,049   $ 9,339,865   $ 11,293,955
                                        ==========    ==========     ==========    ==========    ===========

Average common shares
  outstanding                            7,896,771     8,081,996      8,052,413     8,394,080      8,926,192
Average common share stock
  options outstanding                      163,382       143,082        151,162        93,682        269,412
                                        ----------    ----------      ---------    ----------     ----------

Average diluted common shares            8,060,153     8,225,078      8,203,575     8,487,762      9,195,604
                                         ==========    =========      =========     =========    ===========

Earnings per common share - basic      $       .93   $       .93    $      1.79   $      1.11   $       1.27
                                        ==========    ==========     ==========    ==========    ===========
Earnings per common share - diluted    $       .91   $       .91    $      1.76   $      1.10   $       1.23
                                        ==========    ==========     ==========    ==========    ===========

     Options to purchase 43,250 and 19,250 shares of common stock were outstanding during the periods ended December 31, 1998 and June 30, 1998, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire in 2008, were still outstanding at the end of each period.

Cash Equivalents

     The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December
31, 1998 and June 30, 1998 and 1997, cash equivalents consisted of interest bearing deposits in other financial institutions.

Income Taxes

     Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Impact of Recent Accounting Pronouncements

     The Financial Accounting Standard Board (FASB) recently adopted
Statement of Financial Accounting Standards (SFAS) 133, Accounting for
Derivative Financial Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, may be adopted early for periods beginning after issuance of the Statement and may not be applied retroactively. Management believes the adoption of SFAS 133 will not have a material impact on the Company's financial statements.


NOTE 2:  INVESTMENTS IN DEBT AND EQUITY SECURITIES

     The amortized cost and approximate fair value of available-for-sale securities are as follows:


                                            December 31, 1998
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  Equity securities           $5,926,128   $ 549,769    $      --  $ 6,475,897
                               =========    ========     ========   ==========


                                             June 30, 1998
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  Equity securities           $4,644,955  $1,717,745   $       --  $ 6,362,700
                               =========    ========     ========   ==========


                                             June 30, 1997
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  Equity securities           $5,175,044  $2,232,976   $       --  $ 7,408,020
                               =========    ========     ========   ==========


     The amortized cost and approximate fair value of held-to-maturity securities are as follows:


                                            December 31, 1998
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  U.S. Treasury              $   601,594  $    2,706   $       --  $   604,300
  U.S. government agencies    46,966,338     177,072      (10,410)  47,133,000
  States and local political
    subdivisions              11,469,600       6,800           --   11,476,400
                              ----------  ----------   ----------  -----------
                             $59,037,532  $  186,578   $  (10,410) $59,213,700
                              ==========   =========    =========   ==========


                                             June 30, 1998
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  U.S. Treasury              $ 2,103,414  $    3,586   $       --  $ 2,107,000
  U.S. government agencies    48,259,549     174,451           --   48,434,000
                              ----------  ----------   ----------  -----------
                             $50,362,963  $  178,037   $        0  $50,541,000
                              ==========   =========    =========   ==========

NOTE 2:  INVESTMENTS IN DEBT AND EQUITY SECURITIES (Continued)


                                             June 30, 1997
                              ------------------------------------------------
                                            Gross        Gross     Approximate
                               Amortized  Unrealized   Unrealized     Fair
                                  Cost      Gains        Losses       Value
                              ----------  ----------   ----------  -----------
  U.S. Treasury              $ 7,057,218  $    7,651   $    3,869  $ 7,061,000
  U.S. government agencies    42,699,760     110,527       12,287   42,798,000
                              ----------  ----------   ----------  -----------
                             $49,756,978  $  118,178   $   16,156  $49,859,000
                              ==========   =========    =========   ==========

     Maturities of held-to-maturity securities at December 31, 1998, are:



                                                                   Approximate
                                                       Amortized       Fair
                                                          Cost         Value
                                                      -----------  -----------
  One year or less                                    $18,150,232  $18,218,100
  After one through five years                         39,337,300   39,438,800
  After five through 10 years                           1,550,000    1,556,800
                                                       ----------   ----------
                                                      $59,037,532  $59,213,700
                                                       ==========   ==========

     Proceeds of $1,350,712, $3,359,677, $1,377,623 and $2,942,647 with resultant gross gains of $355,501, $1,397,828, $205,425 and $680,357, were realized from the sale of available-for-sale securities for the six months ended December 31, 1998, and for the years ended June 30, 1998, 1997 and 1996, respectively. There were no sales resulting in losses for any of the periods presented.

     The carrying value of securities pledged as collateral to secure public deposits amounted to approximately $18,823,500, $10,195,000 and $9,677,000 at December 31, 1998 and June 30, 1998 and 1997,
respectively, with approximate fair values of $18,887,800, $10,231,000 and $9,695,000. The carrying value of securities pledged as collateral to secure collateralized borrowing accounts amounted to approximately
$13,772,000 at June 30, 1997, with approximate fair value of $13,805,000. There were no securities pledged as collateral to secure collateralized borrowings at December 31, 1998 and June 30, 1998. The carrying value of securities pledged as collateral to secure Federal
Home Loan Bank advances amounted to approximately $22,171,000, $22,683,000 and $26,308,000 at December 31, 1998 and June 30, 1998 and
1997, respectively, with approximate fair values of $22,243,900, $22,760,000 and $26,360,000.















NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at December 31, 1998 and June 30, 1998 and
1997, include:


                                                            June 30,
                                       December 31, -------------------------
                                           1998         1998         1997
                                       ------------ ------------ ------------
 One to four family residential
   mortgage loans                      $217,119,697 $217,688,415 $243,006,249
 Other residential mortgage loans        85,828,254   89,140,632   95,885,537
 Commercial real estate loans           261,200,938  244,016,514  191,555,823
 Other commercial loans                  57,178,749   54,722,556   25,958,963
 Construction loans                      59,797,292   49,180,948   35,703,850
 Mortgage-backed securities               1,357,311    1,553,901    1,761,122
 Installment and education loans         63,366,049   46,566,627   27,665,964
 Discounts on loans purchased              (704,779)  (1,031,702)  (1,150,880)
 Undisbursed portion of loans in process(28,822,880) (28,496,979) (18,812,126)
 Allowance for loan losses              (16,927,575) (16,372,700) (15,523,541)
 Deferred loan fees and gains, net       (1,074,193)  (1,742,142)  (2,341,515)
                                        -----------  -----------  -----------
                                       $698,318,863 $655,226,070 $583,709,446
                                        ===========  ===========  ===========

Transactions in the allowance for loan losses were as follows:

                               Six Months
                                 Ended            Year Ended June 30,
                              December 31,-----------------------------------
                                  1998        1998        1997       1996
                              ----------- ----------- ----------- -----------
Balance, beginning of period  $16,372,700 $15,523,541 $14,356,147 $14,600,870
Provision charged to expense    1,290,712   1,852,597   1,706,142   1,450,754
Loans charged off              (1,498,525) (1,142,584)   (676,714) (1,992,578)
Recoveries                        762,688     139,146     137,966     297,101
                               ----------   ---------  ----------  ----------
Balance, end of period        $16,927,575 $16,372,700 $15,523,541 $14,356,147
                               ==========  ==========  ==========  ==========

     The weighted-average interest rate on loans receivable at December
31, 1998 and June 30, 1998 and 1997, was 8.38%, 8.96% and 8.99%,
respectively.

     The Bank serviced whole mortgage loans and participations in mortgage loans for others amounting to $56,670,000, $60,047,000 and $69,837,000 at December 31, 1998 and June 30, 1998 and 1997,
respectively.

     Impaired loans totaled approximately $10,146,000, $9,485,000, $10,163,000 and $5,455,000 at December 31, 1998 and June 30, 1998, 1997
and 1996, respectively. An allowance for loan losses of $689,000, $1,501,000, $1,622,000 and $832,000 relates to these impaired loans at December 31, 1998 and June 30, 1998, 1997 and 1996, respectively. There were no impaired loans at December 31, 1998 and June 30, 1998, 1997 and 1996, without a related allowance for loan loss assigned.

     Interest of approximately $225,000, $1,009,000, $487,000 and
$923,000 was recognized on average impaired loans of $9,819,000, $12,009,000, $9,362,000 and $9,210,000 for the six months ended December
31, 1998, and the years ended June 30, 1998, 1997 and 1996,
respectively. Interest recognized on impaired loans on a cash basis during these periods was not materially different.


NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

     Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in Notes 7 and 8.

     Certain directors and executive officers of the Company and the Bank were customers of and had transactions with the Bank in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 1998 and June 30, 1998 and 1997, loans outstanding to these directors and executive officers are summarized as follows:

                                                              June 30,
                                       December 31,  -----------------------
                                           1998          1998         1997
                                       ------------  -----------  -----------
Balance, beginning of year             $ 6,145,000   $ 5,494,000  $ 1,382,000
New loans                                  587,000     1,048,000    4,353,000
Payments                                  (941,000)     (397,000)    (241,000)
                                        ----------    ----------   ----------
Balance, end of year                   $ 5,791,000   $ 6,145,000  $ 5,494,000
                                        ==========    ==========   ==========


NOTE 4:  FORECLOSED ASSETS HELD FOR SALE

                                                              June 30,
                                       December 31,  -----------------------
                                           1998          1998         1997
                                       ------------  -----------  -----------
Foreclosed assets                      $ 2,810,201   $ 4,750,910  $ 5,970,352
Valuation allowance                             --            --     (319,390)
                                        ----------    ----------   ----------
                                       $ 2,810,201   $ 4,750,910  $ 5,650,962
                                        ==========    ==========   ==========


     Transactions in the valuation allowance on foreclosed assets were as follows:

                              Six Months
                                Ended              Year Ended June 30,
                              December 31,  --------------------------------
                                 1998          1998       1997       1996
                              ------------  --------- ----------- ----------
Balance, beginning of period     $    --    $ 319,390 $ 1,085,602 $  932,547
Provision charged to expense          --      100,000     100,000    275,000
Charge-offs, net of recoveries        --     (419,390)   (866,212)  (121,945)
                                  ------     --------  ----------  ---------
Balance, end of period           $     0    $       0 $   319,390 $1,085,602
                                  ======     ========  ==========  =========














NOTE 5:  PREMISES AND EQUIPMENT

     Major classifications of premises and equipment stated at cost at December 31, 1998 and June 30, 1998 and 1997, are as follows:

                                                              June 30,
                                       December 31,  -----------------------
                                           1998          1998         1997
                                       ------------  -----------  -----------
Land                                   $ 1,565,780   $ 1,565,780   $ 1,628,981
Buildings and improvements               8,730,367     8,357,100     8,071,448
Furniture, fixtures and equipment       10,069,717     9,038,608     6,204,196
                                        ----------    ----------    ----------
                                        20,365,864    18,961,488    15,904,625
Less accumulated depreciation           10,353,739     9,504,473     8,471,552
                                        ----------    ----------    ----------
                                       $10,012,125   $ 9,457,015   $ 7,433,073
                                        ==========    ==========    ==========

     Depreciation expense was $880,746, $1,333,423, $1,003,243 and $980,290 for the six months ended December 31, 1998, and the years ended June 30, 1998, 1997 and 1996, respectively.


NOTE 6:  DEPOSITS

     Deposits at December 31, 1998 and June 30, 1998 and 1997, are summarized as follows:


                                                                              June 30,
                               Weighted-average     December 31,    -----------------------------
                                 Interest Rate          1998            1998            1997
                             ---------------------  -------------   -------------   -------------
Noninterest-bearing accounts           --           $  43,211,233   $  29,374,778   $  14,571,834
Interest-bearing checking    2.39% - 2.25% - 2.36%    156,419,923     155,485,084     115,231,966
Savings accounts             2.50% - 2.51% - 2.51%     32,189,870      34,644,369      35,064,843
                                                      -----------     -----------     -----------
                                                      231,821,026     219,504,231     164,868,643
                                                      -----------     -----------     -----------

Certificate accounts              0% - 3.99%              435,732          61,879         724,646
                                  4% - 4.99%           69,178,221      17,476,479      14,165,816
                                  5% - 5.99%          259,843,966     257,704,093     212,238,314
                                  6% - 6.99%           32,261,682      51,064,400      51,540,038
                                  7% - 7.99%            3,844,602       3,710,659      12,326,032
                                 8% - 10.25%              239,765         250,971         506,619
                                                      -----------     -----------     -----------
                                                      365,803,968     330,268,481     291,501,465
                                                      -----------     -----------     -----------
                                                    $ 597,624,994   $ 549,772,712   $ 456,370,108
                                                      ===========     ===========     ===========


The weighted-average interest rate on certificates of deposit was 5.35%, 5.50% and 5.53% at December 31, 1998 and June 30, 1998 and 1997, respectively.

     The aggregate amount of certificates of deposit in denominations of $100,000 or more was approximately $65,407,000, $48,675,000 and $44,489,000 at
December 31, 1998 and June 30, 1998 and 1997, respectively. From time to time the Bank purchases brokered deposits. The aggregate amount of brokered deposits was approximately $146,697,000, $118,977,000 and $77,387,000 at
December 31, 1998 and June 30, 1998 and 1997, respectively.

     At December 31, 1998, scheduled maturities of certificates of deposit are as follows:


                                 1999           2000           2001           2002        Thereafter
                           -------------   ------------   ------------   ------------   ------------
0% to 3.99%                $     386,477   $         --   $         --   $     49,255   $         --
4% to 4.99%                   63,332,234      5,561,043        236,653         13,632         34,659
5% to 5.99%                  157,023,423     32,095,393     17,548,407     17,578,902     35,597,841
6% to 6.99%                   17,044,646      8,160,652      1,529,244      2,154,753      3,372,387
7% to 7.99%                      583,274        481,895        347,461      2,094,340        337,632
8% to 10.25%                      35,190             --             --             --        204,575
                             -----------     ----------     ----------     ----------     ----------
                           $ 238,405,244   $ 46,298,983   $ 19,661,765   $ 21,890,882   $ 39,547,094
                             ===========     ==========     ==========     ==========     ==========


     A summary of interest expense on deposits is as follows:


                                            Six Months
                                               Ended                   Year Ended June 30,
                                           December 31,   -------------------------------------------
                                                1998           1998           1997           1996
                                           -------------  -------------  -------------  -------------
Checking accounts                          $   2,007,149  $   2,673,921  $   2,570,966  $   2,494,566

Savings accounts                                 318,651        858,880        866,810        914,310

Certificate accounts                           9,960,599     17,485,313     14,579,734     13,667,688

Early withdrawal penalties                       (31,358)       (67,449)       (66,833)       (73,840)
                                              ----------     ----------     ----------     ----------

                                            $ 12,255,041   $ 20,950,665   $ 17,950,677   $ 17,002,724
                                              ==========     ==========     ==========     ==========

NOTE 7:  ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank consist of the following:


                                                      June 30,
                 December 31, 1998             1998                 1997
               -------------------- ------------------------------------------
                           Weighted-            Weighted-            Weighted-
                            Average              Average              Average
                           Interest             Interest             Interest
Due In             Amount    Rate       Amount    Rate       Amount    Rate
------------   ------------  -----  ------------  -----  ------------  -----
1998           $         --    --%  $         --    --%  $117,602,967  6.18%
1999             38,820,282  5.97     69,220,415  6.04      4,890,593  6.14
2000             30,527,518  5.82     24,876,968  6.66      7,683,759  8.43
2001              1,002,110  6.98     13,453,605  5.75      3,248,520  6.33
2002             11,085,961  5.65        958,976  7.10        741,285  7.41
2003             21,177,370  4.21     11,041,651  5.66        810,579  7.42
2004 and
  thereafter     55,839,166  5.70     49,957,237  5.75     16,844,616  7.16
                -----------  ----    -----------  ----    -----------  ----
               $158,452,407  5.60%  $169,508,852  6.00%  $151,822,319  6.42%
                ===========  ====    ===========  ====    ===========  ====

     In addition to the above advances, the Bank had available a line of credit amounting to $50,000,000, $22,800,000 and $44,250,000 with the FHLB at
December 31, 1998 and June 30, 1998 and 1997, respectively.

     The FHLB requires the Bank to maintain FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 105% of outstanding advances as collateral for such borrowings. Investment securities with carrying values of $22,171,000, $22,683,000 and $26,308,000, respectively, were specifically pledged as collateral for advances at December 31, 1998 and June 30, 1998 and 1997.


NOTE 8  SHORT-TERM BORROWINGS

     Short-term borrowings at December 31, 1998 and June 30, 1998 and 1997, are summarized as follows:


                                                             June 30,
                                          December 31,  ---------------------
                                              1998        1998       1997
                                          ------------  -------   -----------
United States government securities sold
  under reverse repurchase agreements     $       -    $     -   $10,342,523
Other                                       798,247          -    18,401,668
                                           --------     ------    ----------
                                          $ 798,247    $     0   $28,744,191
                                           ========     ======    ==========

     Prior to its conversion to a state trust charter, the Bank entered into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements were treated as financings, and the obligations to repurchase securities sold were reflected as a liability in the statement of financial condition. The dollar amount of securities underlying the agreements remained in the asset accounts. At June 30, 1998, all short-term borrowings were reclassified to deposits.

     Other short-term borrowings consisted of agreements with corporate entities which are secured by a pledge of residential mortgage loans, and margin loans with brokerage firms.

     Securities sold under reverse repurchase agreements had a carrying value including accrued interest of $14,012,000 and a fair value of $13,805,000 at June 30, 1997. Mortgage loans securing other short-term borrowings had a carrying value of $11,695,000 at June 30, 1997.

     Short-term borrowings had weighted-average interest rates of 7.20% at December 31, 1998, and 3.24% at June 30, 1997. Securities and mortgage loans underlying the agreements were being held by the Bank during the agreement period. All agreements were written on a one month or less term.

     Short-term borrowings averaged $770,000 for the six months ended December 31, 1998, and $32,234,000, $18,894,000 and $17,344,000 for the years ended
June 30, 1998, 1997 and 1996, respectively. The maximum amounts outstanding at any month end were $2,386,670, $41,176,000, $28,744,000 and $20,132,000 during the six months ended December 31, 1998, and the years ended June 30, 1998, 1997 and 1996, respectively.

     The Bank had a potentially available $210,535,000 line of credit under a borrowing arrangement with the Federal Reserve Bank at December 31, 1998. The line is secured primarily by commercial loans and was not drawn upon at December 31, 1998.

NOTE 9:  INCOME TAXES

     The Company files a consolidated federal income tax return.
Historically, thrifts were allowed a percentage of otherwise taxable income as a statutory bad debt deduction, subject to limitations based on aggregate loans and savings balances. This percentage was most recently 8%. In August 1996 this statutory bad debt deduction was repealed and is no longer available for thrifts. In addition, bad debt allowances accumulated after 1988, which are presently included as a component of the net deferred tax asset, must be recaptured over a six-year period beginning with the period ended December 31, 1998. The amount of the deferred tax liability which must be recaptured is $1,681,000 at December 31, 1998.

     As of December 31, 1998 and June 30, 1998 and 1997, retained earnings includes approximately $17,500,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at December 31, 1998 and June 30, 1998 and 1997.

     The provision for income taxes consists of:

                          Six Months
                            Ended              Year Ended June 30,
                         December 31,  ---------------------------------
                             1998         1998        1997       1996
                         ------------  ----------  ---------- ----------
Taxes currently payable   $4,703,327   $7,014,286  $6,101,200 $6,506,800
Deferred income taxes       (845,027)     (90,586)   (350,000)   604,000
                           ---------    ---------   ---------  ---------
                          $3,858,300   $6,923,700  $5,751,200 $7,110,800
                           =========    =========   =========  =========

     The tax effects of temporary differences related to deferred taxes shown on the December 31, 1998 and June 30, 1998 and 1997, statements of financial condition were:
                                                              June 30,
                                        December 31, -----------------------
                                            1998         1998         1997
                                        ------------ -----------  -----------
Deferred tax assets:
  Allowance for loan and
    foreclosed asset losses             $ 6,114,740  $ 5,746,586  $ 5,884,000
  Accrued expenses                          182,000      163,000      159,000
  Partnership tax credits                    59,000       46,000       24,000
  Excess of cost over fair value of net
    assets required                          36,000       16,000           --
                                          ---------    ---------    ---------
                                          6,391,740    5,971,586    6,067,000
                                          ---------    ---------    ---------
Deferred tax liabilities:
  Tax bad debt allowance in excess
    of base year allowance               (1,261,000)  (1,722,000)  (1,922,000)
  FHLB stock dividends                     (641,000)    (641,000)    (641,000)
  Unrealized appreciation on
    available-for-sale securities          (214,410)    (669,921)    (870,860)
  Other                                     (54,127)     (18,000)      (4,000)
                                          ---------    ---------    ---------
                                         (2,170,537)  (3,050,921)  (3,437,860)
                                          ---------    ---------    ---------
      Net deferred tax asset            $ 4,221,203  $ 2,920,665  $ 2,629,140
                                          =========    =========    =========

     Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:

                         Six Months
                           Ended          Year Ended June 30,
                        December 31,  -----------------------------
                            1998        1998      1997      1996
                        ------------  --------  --------  ---------
Tax at statutory rate       35.0%       35.0%     35.0%     35.0%
State income taxes            .1        (3.1)      2.5       2.1
Other                        (.7)         .5        .6       1.5
                            ----        ----      ----      ----
                            34.4%       32.4%     38.1%     38.6%
                            ====        ====      ====      ====

     The income and other tax returns of the Company and its consolidated subsidiaries are subject to but have not been audited recently by the Internal Revenue Service and state taxing authorities. These returns have been closed without audit through June 30, 1995.

     State legislation provided that savings banks were taxed based on an annual privilege tax of 7% of net income. The 1997 and 1996 state tax included in the provision for income tax amounted to $652,000 and $552,000, respectively. Because the Bank converted to a state chartered trust company in June 1998, the Bank was not subject to the privilege tax for June 30, 1998, or December 31, 1998, but was instead subject to a similar bank franchise tax. During the year ended June 30, 1998, the Bank received $1.1 million in state tax refunds of previously paid taxes. Also during 1998 the Company formed a Real Estate Investment Trust (REIT) to hold certain of the Bank's loan portfolio. This tax strategy reduces the Company's liabilities for state income and franchise taxes.


NOTE 10:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

     For these short-term instruments, the carrying amount approximates fair value.


Available-For-Sale Securities

     Fair values for available-for-sale securities, which also are the amounts recognized in the statements of financial condition, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Held-To-Maturity Securities

     Fair values for held-to-maturity securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Federal Home Loan Bank Stock

     The carrying amount approximates fair value.

Loans

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

     The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

     The carrying amounts reported in the statements of financial condition for short-term borrowings approximate those liabilities' fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

     The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                                              June 30,
                                                        ---------------------------------------------------
                                   December 31, 1998              1998                      1997
                              ------------------------- ------------------------- -------------------------
                                Carrying                   Carrying                  Carrying
                                 Amount      Fair Value     Amount     Fair Value     Amount     Fair Value
                              ------------ ------------ ------------ ------------ ------------ ------------
Financial assets:
 Cash and cash equivalents    $ 33,546,422 $ 33,546,422 $ 45,831,238 $ 45,831,238 $ 32,485,100 $ 32,485,100
 Available-for-sale
  securities                     6,475,897    6,475,897    6,362,700    6,362,700    7,408,020    7,408,020
 Held-to-maturity securities    59,037,532   59,213,700   50,362,963   50,541,000   49,756,978   49,859,000
 Investment in FHLB stock        9,454,100    9,454,100    9,454,100    9,454,100   10,792,600   10,792,600
 Loans, net of allowance
  for loan losses              698,318,863  713,314,000  655,226,090  660,187,000  583,709,446  591,041,000
 Accrued interest
  receivable                     5,506,240    5,506,240    5,897,807    5,897,807    4,993,312    4,993,312

Financial liabilities:
 Deposits                     $602,974,645 $605,482,000 $553,365,464 $552,400,000 $459,235,746 $460,673,000
 FHLB advances                 158,452,407  157,616,000  169,563,052  169,637,000  151,881,100  153,764,000
 Short-term borrowings             798,247      798,247           --           --   28,744,191   28,744,191

Unrecognized financial
 instruments (net of
  contractual value):
Commitments to extend
  credit                                --           --           --           --           --           --
 Standby letters of credit              --           --           --           --           --           --
 Unused lines of credit                 --           --           --           --           --           --


NOTE 11:  LEASES

     The Bank has entered into various operating leases at several of its branch locations. Some of the leases have renewal options. At December 31, 1998, future minimum lease payments are as follows:

                1999        $  240,804
                2000           203,827
                2001           189,877
                2002           165,777
                2003           123,277
            Later Years        588,800
                             ---------
                            $1,512,362
                             =========

     Rental expense was $136,360, $222,429, $203,675 and $188,188 for the six
months ended December 31, 1998, and the years ended June 30, 1998, 1997 and 1996, respectively.

NOTE 12:  COMMITMENTS AND CREDIT RISK

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

     At December 31, 1998 and June 30, 1998 and 1997, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $60,990,161, $63,174,000 and $59,987,000 including $28,823,000,
$28,497,000 and $18,812,000, respectively, of undisbursed loans in process. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period. Loan commitments at fixed rates of interest amounted to $3,286,000, $7,075,000 and $479,000 with the remainder at floating market rates at December 31, 1998 and June 30, 1998 and 1997, respectively.

     Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     The Bank had total outstanding letters of credit amounting to approximately $9,832,000, $10,365,000 and $9,206,000 at December 31, 1998 and
June 30, 1998 and 1997, respectively, with $1,585,000, $2,118,000 and $959,000 of the letters of credit having terms ranging from seven months to four years at December 31, 1998 and June 30, 1998 and 1997, respectively. The remaining $8,247,000 at December 31, 1998 and June 30, 1998 and 1997, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond issue. The Federal Home Loan Bank has issued a letter of credit backing the Bank's letter of credit.

     Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

     At December 31, 1998, the Bank had granted unused lines of credit to borrowers aggregating approximately $25,523,000 and $7,161,000 for commercial lines and open-end consumer lines, respectively. At June 30, 1998, the Bank had granted unused lines of credit to borrowers aggregating approximately $30,385,000 and $5,313,000 for commercial lines and open-end consumer lines, respectively. At June 30, 1997, the Bank had granted unused lines of credit to borrowers aggregating approximately $7,517,000 and $3,731,000 for commercial lines and open-end consumer lines, respectively.

     The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans (including loans in process) aggregating approximately $114,342,000, $122,900,000 and $121,900,000 at December 31, 1998 and June 30, 1998 and 1997, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area.

NOTE 13:  LITIGATION

     GSBC and its subsidiaries are defendants in certain lawsuits arising in the ordinary course of business. Management, after review with its legal counsel, is of the opinion that the resolution of these legal matters will not have a material adverse effect on the Company's financial position.


NOTE 14:  ADDITIONAL CASH FLOW INFORMATION


                                                    Six Months
                                                      Ended                 Year Ended June 30,
                                                    December 31,   --------------------------------------
                                                       1998           1998          1997          1996
                                                    ------------   ----------    ----------    ----------
Noncash Investing and Financing Activities
  Conversion of loans to foreclosed assets            $2,165,000    $4,068,122    $2,272,465    $7,014,308
  Conversion of foreclosed assets to loans            $2,727,000    $4,647,521    $6,255,412    $4,288,066


Additional Cash Payment Information
  Interest paid                                      $14,820,215   $31,323,755   $27,922,486   $27,791,991
  Income taxes paid                                   $2,600,000    $8,640,000    $3,943,814    $6,045,000



NOTE 15:  STOCKHOLDERS' EQUITY

     On October 1, 1996, the Board of Directors of GSBC declared a stock split effected in the form of a dividend on the outstanding common stock for shareholders of record on October 11, 1996. Each shareholder received one additional share for each share owned on the record date. Historical per share disclosures have been updated where applicable to account for the stock split.


NOTE 16:  EMPLOYEE BENEFIT PLANS

     The Company participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements. The Company's policy is to fund pension cost accrued. No contribution was required for the six months ended December 31, 1998, or the three years ended June 30, 1998. As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

     Prior to 1998, the Company had an Employee Stock Ownership Plan (ESOP) for full-time employees age 21 years or older who had at least one year of credited service. During fiscal 1996 the Company terminated the ESOP. The assets of the ESOP were distributed during fiscal 1997.

     There was no ESOP contribution expense for either of the years ended June 30, 1997 or 1996, respectively. Dividends declared on ESOP shares were $184,610 and $334,210 for the years ended June 30, 1997 and 1996, respectively.

     The Company has a defined contribution pension plan covering substantially all employees. The Company matches 50% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for the six months ended December 31, 1998, and the years ended June 30, 1998, 1997 and 1996, were $54,379, $82,575,
$69,691 and $134,674, respectively.

NOTE 17:  STOCK OPTION PLAN

     The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 1,232,496 shares of common stock.

     In addition, the Board of Directors of the Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 800,000 shares of common stock. No options had been awarded under this plan at December 31, 1998.

     Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a ten-year term and become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

     Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

     The table below summarizes transactions under the Company's stock option plans:

                                                   Shares
                                     ----------------------------------
                                                              Weighted-
                                                               Average
                                     Available                Exercise
                                      to Grant  Under Option    Price
                                     ---------  ------------  ---------
Balance, July 1, 1995                 149,723       191,009   $   1.684
  Granted                             (68,000)       68,000      10.955
  Exercised                                --       (43,888)     (1.581)
  Forfeited                             4,463        (4,463)      7.695
                                      -------      --------     -------
Balance, June 30, 1996                 86,186       210,658       4.571
  Granted                             (37,500)       37,500      15.635
  Exercised                                --        (2,595)     (3.439)
  Forfeited                             2,090        (2,090)    (10.938)
  Effect of 2-for-1 Stock Split        50,776       243,473       6.232
  Granted                             (16,600)       16,600      17.267
  Exercised                                --      (249,796)     (1.973)
  Forfeited                             5,766        (5,766)     12.531
                                      -------      --------     -------
Balance, June 30, 1997                 90,718       247,984      11.114
  Granted                             (51,600)       51,600      21.950
  Exercised                                --       (12,714)     (5.375)
  Forfeited                             5,979        (5,979)    (13.547)
                                      -------      --------     -------
Balance, June 30, 1998                 45,097       280,891      13.488
  Granted                             (45,700)       45,700      23.729
  Exercised                                --       (10,230)    (12.297)
  Forfeited                             6,725        (6,725)    (19.622)
                                      -------      --------     -------
Balance, December 31, 1998              6,122       309,636      12.564
                                      =======      ========     =======

     The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted-average assumptions:

                                                       June 30,
                                    December 31, -------------------
                                       1998       1998         1997
                                     -------     -------     -------
  Dividends Per Share                  $0.44       $0.42       $0.36
  Risk-Free Interest Rate              4.99%       5.85%       6.04%
  Expected Life of Options           4 Years     4 Years     4 Years
  Weighted-Average Fair Value
    of Options Granted During Year     $8.71       $8.11       $5.76


     The following table further summarizes information about stock options outstanding at December 31, 1998:


                            Options Outstanding
                    -----------------------------------   Options exercisable
                                 Weighted-              ----------------------
                                  Average     Weighted-              Weighted-
                                 Remaining    Average                Average
    Range of          Number    Contractual   Exercise     Number    Exercise
Exercise Prices     Outstanding     Life       Price    Exercisable   Price
------------------- ----------- -----------   --------- -----------  ---------
$1.271 to $5.021       38,987    1.54 Years      $2.21     38,987       $2.21
$10.938 to $16.625    168,049    4.49 Years     $13.39     68,161      $13.34
$17.00 to $18.70       31,500    6.45 Years     $17.79      6,250      $18.64
$21.825 to $25.9375    71,100    8.76 Years         --         --          --


     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the Plan. Had compensation cost been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by $119,500, $154,900 and $90,800 and earnings per share would have decreased by $.01, $.02 and $.01 for the six months ended December 31, 1998, and the years ended June 30, 1998 and 1997, respectively. The effects of applying this Statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year.


NOTE 18:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on deposits and in the footnote on commitments and credit risk.

NOTE 19:  REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Company's and the Bank's actual capital amounts and ratios are presented in the table. No amount was deducted from capital for interest-rate risk. The tangible capital ratio shown at June 30, 1997, is specific to thrift institutions.

                                                                                         To Be Well
                                                                                      Capitalized Under
                                                                 For Capital          Prompt Corrective
                                               Actual          Adequacy Purposes      Action Provisions
                                          ---------------     ------------------     -------------------
                                           Amount   Ratio       Amount     Ratio       Amount     Ratio
                                          -------   -----     ---------   ------     ---------   -------
                                                               (In Thousands)
As of December 31, 1998
  Total Risk-Based Capital
    Great Southern Bancorp, Inc.          $76,660   11.7%     >=$52,279   >=8.0%           N/A       N/A
    Great Southern Bank                   $70,403   10.9%     >=$51,546   >=8.0%     >=$64,432   >=10.0%

  Tier I Risk-Based Capital
    Great Southern Bancorp. Inc.          $68,383   10.5%     >=$26,140   >=4.0%           N/A       N/A
    Great Southern Bank                   $62,239    9.7%     >=$25,773   >=4.0%     >=$38,659    >=6.0%

  Core Capital
    Great Southern Bancorp, Inc.          $68,383    8.2%     >=$33,369   >=4.0%           N/A       N/A
    Great Southern Bank                   $62,239    8.1%     >=$30,556   >=4.0%     >=$38,195    >=5.0%

As of June 30, 1998
  Total Risk-Based Capital
    Great Southern Bancorp, Inc.          $74,065   12.2%     >=$48,616   >=8.0%           N/A       N/A
    Great Southern Bank                   $67,254   11.2%     >=$48,203   >=8.0%     >=$60,770   >=10.0%
  Tier I Risk-Based Capital
    Great Southern Bancorp. Inc.          $66,361   10.9%     >=$24,308   >=4.0%           N/A       N/A
    Great Southern Bank                   $59,487    9.4%     >=$25,269   >=4.0%     >=$37,904    >=6.0%

  Core Capital
    Great Southern Bancorp, Inc.          $66,361    8.3%     >=$31,862   >=4.0%           N/A       N/A
    Great Southern Bank                   $59,487    7.5%     >=$31,629   >=4.0%     >=$39,537    >=5.0%

NOTE 19:  REGULATORY MATTERS (Continued)

                                                                                         To Be Well
                                                                                      Capitalized Under
                                                                 For Capital          Prompt Corrective
                                               Actual          Adequacy Purposes      Action Provisions
                                          ---------------     ------------------     -------------------
                                           Amount   Ratio       Amount     Ratio       Amount     Ratio
                                          -------   -----     ---------   ------     ---------   -------
                                                               (In Thousands)
As of June 30, 1997
  Total Risk-Based Capital
    (Great Southern Bank)                 $60,430   11.6%     >=$41,511   >=8.0%     >=$51,889   >=10.0%

  Tier I Risk-Based Capital
    (Great Southern Bank)                 $53,832   10.4%     >=$20,756   >=4.0%     >=$31,134    >=6.0%

  Core Capital
    (Great Southern Bank)                 $53,832    7.7%     >=$21,001   >=3.0%     >=$35,001    >=5.0%

  Tangible Capital
    (Great Southern Bank)                 $53,832    7.7%     >=$10,500   >=1.5%          N/A        N/A


     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1998 and June 30, 1998 and 1997, the Bank exceeded its minimum capital requirements. The Bank may not pay dividends which would reduce capital below the minimum requirements shown above.


NOTE 20:  SAVINGS ASSOCIATION INSURANCE FUND ASSESSMENT

     On September 30, 1996, federal legislation to recapitalize the Savings
Association Insurance Fund (SAIF) was passed requiring savings institutions such as the Bank to pay a one-time assessment to the SAIF of 65.7 basis points, based on deposits as reported at March 31, 1995. The assessment totaled $2,500,000 and has been included in noninterest expense for the year ended June 30, 1997. This one-time assessment, net of income taxes, reduced consolidated net income for the year ended June 30, 1997, by approximately
$1,525,000.


NOTE 21:  SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

     Following is a summary of unaudited quarterly operating results for six months ended December 31, 1998, and the years ended June 30, 1998 and 1997:


                                                                                   December 31, 1998
                                                                             ----------------------------
                                                                                   Three Months Ended
                                                                             ----------------------------
                                                                             September 30     December 31
                                                                             -------------   ------------
Interest income                                                              $ 16,681,007    $ 15,803,765
Interest expense                                                                8,378,787       8,151,034
Provision for loan losses                                                         806,846         483,866
Net realized gains on available- for-sale securities                              268,257          87,244
Net income                                                                      3,778,572       3,579,022
Earnings per common share - diluted                                                  $.47            $.45










NOTE 21:  SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS (Continued)


                                                                         June 30, 1998
                                                   --------------------------------------------------------
                                                                       Three Months Ended
                                                   ---------------------------------------------------------
                                                   September 30    December 31      March 31        June 30
                                                   ------------    -----------    -----------    -----------
Interest income                                     $14,933,696    $15,107,330    $15,858,000    $16,032,659
Interest expense                                      7,714,388      7,886,507      8,088,653      8,302,130
Provision for loan losses                               416,628        435,754        414,425        585,790
Net realized gains on available-
  for-sale securities                                   420,572        451,194        417,761        108,301
Net income                                            3,860,275      3,619,773      3,363,595      3,600,406
Earnings per common share - diluted                        $.47           $.44           $.41           $.44


                                                                         June 30, 1997
                                                   --------------------------------------------------------
                                                                       Three Months Ended
                                                   ---------------------------------------------------------
                                                   September 30    December 31      March 31        June 30
                                                   ------------    -----------    -----------    -----------
Interest income                                     $13,705,391    $13,737,729    $13,941,471    $14,155,856
Interest expense                                      7,011,195      7,105,533      7,268,586      7,436,830
Provision for loan losses                               410,593        448,892        427,615        419,042
Net realized gains on available-
  for-sale securities                                   143,768             --         61,658             --
Net income                                              493,297      2,907,735      2,909,250      3,029,583
Earnings per common share -
  diluted                                                  $.05           $.34           $.35           $.37


NOTE 22:  OPERATING SEGMENTS

     The Company' banking operation is its only reportable segment. The banking operation segment is principally engaged in the business of originating residential and commercial real estate loans, commercial business and consumer loans and funding these loans through the attraction of deposits from the general public, originating brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance.

     The following table provides information about segment profits and segment assets and has been prepared using the same accounting policies as those described in the summary of significant accounting policies in Note 1.
There are no material intersegment revenues, thus no reconciliations to amounts reported in the consolidated financial statements are necessary.
Revenue from segments below the reportable segment threshold is attributable to four operating segments of the Company. These segments include an insurance agency, a travel agency, discount brokerage services and real estate appraisal services.


                                   Six Months Ended December 31, 1998
                                  -------------------------------------
                                   Banking       All Other     Totals
                                 ------------  ------------  -----------
Interest income                  $32,405,769      $79,003    $32,484,772
Interest expense                 $16,518,815      $11,006    $16,529,821
Depreciation and amortization       $838,495     $125,438       $963,933
Provision for income taxes          $821,750    3,036,550     $3,858,300
Segment profit                    $7,077,022     $280,572     $7,357,594
Segment assets                  $829,674,056   $6,823,646   $836,497,702
Expenditures for segment assets   $1,360,336      $79,945     $1,435,281





NOTE 22:  OPERATING SEGMENTS (Continued)

                                         Year Ended June 30, 1998
                                  -------------------------------------
                                   Banking       All Other     Totals
                                 ------------  ------------  -----------
Interest income                  $61,704,485     $227,200    $61,931,685
Interest expense                 $31,966,393      $25,285    $31,991,678
Depreciation and amortization     $1,254,209     $134,624     $1,388,833
Provision for income taxes        $6,165,092     $758,608     $6,923,700
Segment profit                   $12,963,921   $1,480,128    $14,444,049
Segment assets                  $790,429,922   $4,661,207   $795,091,129
Expenditures for segment assets   $3,379,898     $125,900     $3,505,798

                                         Year Ended June 30, 1997
                                  -------------------------------------
                                   Banking       All Other     Totals
                                 ------------  ------------  -----------
Interest income                  $55,323,087     $217,360    $55,540,447
Interest expense                 $28,783,078      $39,066    $28,822,144
Depreciation and amortization     $2,035,545      $69,659     $2,105,204
Provision for income taxes        $5,532,275     $218,925     $5,751,200
Segment profit                    $8,674,280     $665,585     $9,339,865
Segment assets                  $700,802,725   $7,038,559   $707,841,284
Expenditures for segment assets   $1,708,170      $63,062     $1,771,232

                                         Year Ended June 30, 1996
                                  -------------------------------------
                                   Banking       All Other     Totals
                                 ------------  ------------  -----------
Interest income                  $53,601,243     $337,122    $53,938,365
Interest expense                 $28,132,411           --    $28,132,411
Depreciation and amortization       $996,226     $176,909     $1,173,135
Provision for income taxes        $6,624,000     $486,800     $7,110,800
Segment profit                   $10,121,509   $1,172,446    $11,293,955
Segment assets                  $662,825,590   $5,279,715   $668,105,305
Expenditures for segment assets     $900,694      $54,996       $955,690


NOTE 23:  CONDENSED PARENT COMPANY STATEMENTS

     The condensed balance sheets at December 31, 1998 and June 30, 1998 and
1997, and statements of income and cash flows for the six months ended
December 31, 1998, and the years ended June 30, 1998, 1997 and 1996, for the parent company, Great Southern Bancorp, Inc., are as follows:


                                                                                June 30,
                                                  December 31,        ----------------------------
                                                      1998                 1998          1997
                                                  ------------        ------------    ------------
BALANCE SHEETS
  Assets
    Cash                                          $    457,954         $  1,555,186    $     51,526
    Available-for-sale securities                    6,471,865            6,347,526       7,397,168
    Investment in subsidiary bank                   62,239,234           59,487,798      53,831,963
    Investment in other subsidiaries                        --              473,351       1,564,573
    Loans receivable                                   585,000              585,000              --
    Dividends receivable                                19,743                   --           3,000
    Income taxes receivable                                 --                   --         283,072
    Other                                               50,000               50,000         494,348
                                                    ----------           ----------      ----------
                                                  $ 69,823,796         $ 68,498,861    $ 63,625,650
                                                    ==========           ==========      ==========


                                                                                June 30,
                                                  December 31,        ----------------------------
                                                      1998                 1998          1997
                                                  ------------        ------------    ------------
  Liabilities and Stockholders' Equity
    Accounts payable                              $    10,000          $         --     $        --
    Income taxes payable                              492,850               420,047              --
    Short-term borrowings                             724,050                    --       2,406,423
    Deferred income taxes                             214,410               669,921         870,860
    Common stock                                      123,250               123,250         123,250
    Additional paid-in capital                     17,224,451            17,110,496      17,058,326
    Retained earnings                              90,459,992            84,955,740      73,980,259
    Unrealized appreciation on
      available-for-sale securities, net              335,359             1,047,824       1,362,116
    Treasury stock, at cost                       (39,760,566)          (35,828,417)    (32,175,584)
                                                   ----------           ----------      ----------
                                                  $69,823,796          $68,498,861     $63,625,650
                                                   ==========           ==========      ==========


                                                  Six Months
                                                     Ended               Year Ended June 30,
                                                  December 31,  -----------------------------------------
                                                      1998           1998          1997           1996
                                                  ------------  ------------  ------------  -------------
STATEMENTS OF INCOME
  Income
    Dividends from subsidiary bank                $ 4,755,806   $  8,916,733    $ 11,952,241  $  3,335,250
    Dividends from other subsidiaries                  51,281        469,109         274,913     1,227,210
    Income (loss) on foreclosed assets                     --             --         (24,077)       94,848
    Interest and dividend income                      101,172        227,200         217,360       337,122
    Net realized gains on sales of
      available-for-sale securities                   353,149      1,397,828         205,225       680,357
    Other income (loss)                                   275        (69,266)         47,472       (11,655)
                                                    ---------     ----------      ----------     ---------
        Total income                                5,261,683     10,941,604      12,673,134     5,663,132
                                                    ---------     ----------      ----------     ---------
Expense
    Operating expenses                                103,668        199,972         197,677       204,967
    Interest expense                                   11,006         25,285          39,066            --
                                                    ---------     ----------      ----------     ---------
        Total expense                                 114,674        225,257         236,743       204,967
                                                    ---------     ----------      ----------     ---------
Income before income tax and equity in
    undistributed earnings of subsidiaries          5,147,009     10,716,347      12,436,391     5,458,165
  Provision (credit) for income taxes                  59,350        415,223         (40,848)      205,444
                                                    ---------     ----------      ----------     ---------
Income before equity in earnings of subsidiaries    5,087,659      10,301,124      12,477,239     5,252,721
  Equity in undistributed earnings of subsidiaries  2,269,935       4,142,925      (3,137,374)    6,041,234
                                                    ---------      ----------      ----------    ----------
        Net Income                                $ 7,357,594    $ 14,444,049     $ 9,339,865   $11,293,955
                                                   ==========      ==========      ==========    ==========


                                                 Six Months
                                                    Ended                  Year Ended June 30,
                                                 December 31,  --------------------------------------------
                                                     1998            1998           1997            1996
                                                 ------------  -------------  -------------  --------------
STATEMENTS OF CASH FLOWS
 Cash Flows From Operating Activities
  Net income                                     $ 7,357,594    $ 14,444,049    $ 9,339,865    $ 11,293,955
  Items not requiring (providing) cash:
   Loss on low income housing partnership                 --          12,093         10,356          11,665
   Equity in undistributed earnings
    of subsidiaries                               (2,278,085)     (4,144,925)     3,137,376      (6,041,234)
   Gain on sale of foreclosed assets                      --              --             --         (30,415)
   Net realized gains on sales of
    available-for-sale securities                   (353,149)     (1,397,828)      (205,225)       (680,357)
  Changes in:
   Dividends receivable                              (19,744)          3,000         (3,000)          3,090
   Other assets                                           --          57,505        (57,505)             --
   Accounts payable                                   10,000              --             --              --
   Income taxes                                       72,803         703,119       (340,577)        (18,071)
                                                  ----------      ----------     ----------      ----------
    Net cash provided by operating activities      4,789,419       9,677,013     11,881,290       4,538,633
                                                  ----------      ----------     ----------      ----------

 Cash Flows From Investing Activities
  Net loans originated                                    --        (585,000)            --              --
  Proceeds from sale of foreclosed assets                 --              --        324,900         138,799
  Purchase of available-for-sale securities       (2,289,879)     (1,427,438)    (1,845,970)     (4,262,729)
  Proceeds from sale of available-for-sale
   securities                                      1,350,713       3,359,677      1,376,123       2,942,647
  Capitalized costs on foreclosed assets                  --              --             --          (1,151)
  Investment in trust company                             --         (50,000)            --              --
  Partnership distribution                                --           5,062          3,542           5,332
                                                  ----------      ----------     ----------      ----------
    Net cash provided by (used in) investing
     activities                                     (939,166)      1,302,301       (141,405)     (1,177,102)
                                                  ----------      ----------     ----------      ----------

 Cash Flows From Financing Activities
  Net increase (decrease) in short-term
   borrowings                                        724,050      (2,406,423)     2,406,423              --
  Dividends paid                                  (1,853,342)     (3,468,568)    (3,277,494)     (3,132,035)
  Stock options exercised                            127,435          94,118        797,113         279,272
  Treasury stock purchased                        (3,945,628)     (3,694,781)   (15,584,673)     (3,350,388)
                                                   ----------      ----------     ----------      ----------
    Net cash used in financing activities         (4,947,485)     (9,475,654)   (15,658,631)     (6,203,151)
                                                   ----------      ----------     ----------      ----------
Increase (Decrease) in Cash                       (1,097,232)      1,503,660     (3,918,746)     (2,841,620)
Cash, Beginning of Year                            1,555,186          51,526      3,970,272       6,811,892
                                                  ----------      ----------     ----------      ----------
Cash, End of Year                                $   457,954     $ 1,555,186    $    51,526     $ 3,970,272
                                                  ==========      ==========     ==========      ==========

Additional Cash Payment Information
  Income taxes paid                                       --              --        $61,241        $127,570
